Exhibit 99.1

COMPANY INFORMATION SHEET

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this information sheet, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this information sheet.

Company name (stock code): Alibaba Group Holding Limited (9988)

Stock short name: BABA-SW

This information sheet is provided for the purpose of giving information to the public about Alibaba Group Holding Limited (the “Company”) as at the date hereof. It does not purport to be a complete summary of the information relevant to the Company and/or its securities.

Unless the context requires otherwise, capitalized terms used herein shall have the meanings given to them in the Company’s prospectus (“Prospectus”) dated November 15, 2019 and, if any, references to sections of the Prospectus shall be construed accordingly.

Responsibility Statement

The directors of the Company as at the date hereof hereby collectively and individually accept full responsibility for the accuracy of the information contained in this information sheet and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief the information contained in this information sheet is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any information herein misleading.

The directors of the Company also collectively and individually undertake to publish a revised information sheet when there are material changes to the information since the last publication.

Summary Content

Document type	Upload date

A. Waivers
Latest version	July 10, 2020
B. Foreign Laws and Regulations
Latest version	February 10, 2021
C. Constitutional Documents
Latest version	September 30, 2020

Date of this information sheet: February 10, 2021

A. WAIVERS AND EXEMPTIONS

The following waivers and exemptions have been applied for and granted by the Hong Kong Stock Exchange and/or the SFC:

Relevant rule(s) waived	Subject matter

Section 4.1 of the Introduction to the Takeovers Codes	Determination of whether a company is a “public company in Hong Kong”

Part XV of the SFO	Disclosure of interests

Paragraphs 41(4) and 45 of Appendix 1A and Practice Note 5 to the Hong Kong Listing Rules	Disclosure of interests information

Rule 19C.07(3) and Rule 19C.07(7) of the Hong Kong Listing Rules	Shareholder protection requirements in relation to approval, removal and remuneration of auditors; and requisition of extraordinary general meeting by shareholders

Rule 4.04(2) and Rule 4.04(4)(a) of the Hong Kong Listing Rules	Investments and acquisitions after the Track Record Period

Rule 4.04(3)(a), Rule 4.05 and Rule 4.13 of the Hong Kong Listing Rules and Paragraph 31(3)(b) of the Third Schedule to Companies (WUMP) Ordinance	Disclosure requirements under the Accountant’s Report

Paragraphs 33(2), 33(3), 46(2), 46(3) of Appendix 1A of the Hong Kong Listing Rules and Paragraph 6 of the Third Schedule to Companies (WUMP) Ordinance

Prospectus disclosure requirements under the Hong Kong Listing Rules and Companies (WUMP) Ordinance in respect of directors’ and five highest individuals’ emoluments and directors’ residential addresses

Paragraphs 13, 26, 27 and 29(1) of Appendix 1A of the Hong Kong Listing Rules and Paragraphs 10, 11, 14, 25 and 29 of the Third Schedule to Companies (WUMP) Ordinance	Other prospectus disclosure requirements under the Hong Kong Listing Rules and Companies (WUMP) Ordinance

Rule 12.04(3), Rule 12.07 and Rule 12.11 of the Hong Kong Listing Rules	Availability of copies of the prospectus in printed form

Rule 2.07A of the Hong Kong Listing Rules	Corporate communications

Rule 13.25B of the Hong Kong Listing Rules	Monthly returns

Rule 13.48(1) of the Hong Kong Listing Rules	Publication of interim report for the six months ended September 30, 2019

Relevant rule(s) waived	Subject matter

Paragraph 4.2 of Practice Note 18 to the Hong Kong Listing Rules	Clawback mechanism

Paragraph 15(2)(c) of Appendix 1A to the Hong Kong Listing Rules	Disclosure of Offer Price

Rule 9.09(b) of the Hong Kong Listing Rules	Dealings in the Shares prior to Listing

Rule 10.04 and Paragraph 5(2) of Appendix 6 to the Hong Kong Listing Rules	Subscription for Shares by existing shareholders

Not a Public Company in Hong Kong

Section 4.1 of the Takeovers Codes provides that the Takeovers Codes applies to takeovers, mergers and share repurchases affecting public companies in Hong Kong and companies with a primary listing in Hong Kong. According to the Note to Section 4.2 of the Introduction to the Takeovers Codes, a Grandfathered Greater China Issuer within the meaning of Rule 19C.01 of the Hong Kong Listing Rules with a secondary listing on the Hong Kong Stock Exchange will not normally be regarded as a public company in Hong Kong under Section 4.2 of the Introduction to the Takeovers Codes.

We have applied for, and the SFC has granted, a ruling that we are not a “public company in Hong Kong” for the purposes of Section 4.2. Therefore, the Takeovers Codes does not apply to us. This ruling may be reconsidered by the SFC in the event that the bulk of trading in our Shares migrates to Hong Kong such that we would be treated as having a dual-primary listing pursuant to Rule 19C.13 of the Hong Kong Listing Rules or in the event of a material change in information provided to the SFC.

Disclosure of Interests under Part XV of SFO

Part XV of the SFO imposes duties of disclosure of interests in Shares. Under the U.S. Exchange Act, which we are subject to, any person (including directors and officers of the company concerned) who acquires beneficial ownership, as determined in accordance with the rules and regulations of the SEC and which includes the power to direct the voting or the disposition of the securities, of more than 5% of a class of equity securities registered under Section 12 of the U.S. Exchange Act must file beneficial owner reports with the SEC, and such person must promptly report any material change in the information provided (including any acquisition or disposition of 1% or more of the class of equity securities concerned), unless exceptions apply. Therefore, compliance with Part XV of the SFO would subject our corporate insiders to a second level of reporting, which would be unduly burdensome to them, would result in additional costs and would not be meaningful, since the statutory disclosure of interest obligations under the U.S. Exchange Act that apply to us and our corporate insiders would provide our investors with sufficient information relating to the shareholding interests of our significant shareholders.

We have applied for, and the SFC has granted, a partial exemption under section 309(2) of the SFO from the provisions of Part XV of the SFO (other than Divisions 5, 11 and 12 of Part XV of the SFO), on the conditions that (i) the bulk of trading in the Shares is not considered to have migrated to Hong Kong on a permanent basis in accordance with Rule 19C.13 of the Hong Kong Listing Rules; (ii) the disclosures of interest filed in the SEC are also filed with the Hong Kong Stock Exchange as soon as practicable, which will then publish such disclosure in the same manner as disclosures made under Part XV of the SFO; and (iii) we will advise the SFC if there is any material change to any of the information which has been provided to the SFC, including any significant changes to the disclosure requirements in the U.S. and any significant changes in the volume of our worldwide share turnover that takes place on the Hong Kong Stock Exchange. This exemption may be reconsidered by the SFC in the event there is a material change in information provided to the SFC.

Disclosure of Interests Information

Part XV of the SFO imposes duties of disclosure of interests in Shares. Practice Note 5, paragraphs 41(4) and 45 of Part A of Appendix 1 to the Hong Kong Listing Rules require the disclosure of interests information in respect of shareholders’ and directors’ interests to be included in the Prospectus.

The SFC has granted us and our shareholders, a partial exemption from strict compliance with Part XV of the SFO as set out above under sub-section headed “Disclosure of Interest under Part XV of SFO.” The U.S. Exchange Act and the rules and regulations promulgated thereunder require disclosure of interests by shareholders that are broadly equivalent to Part XV of the SFO. Relevant disclosure in respect of the substantial shareholder’s interests can be found in the section headed “Major Shareholders” in the Prospectus.

We undertake to file with the Hong Kong Stock Exchange, as soon as practicable, any declaration of shareholding and securities transactions filed with the SEC. We further undertake to disclose in present and future listing documents any shareholding interests as disclosed in an SEC filing and the relationship between our directors, officers, members of committees and their relationship to any controlling shareholder.

On the basis above, we have applied for, and the Hong Kong Stock Exchange has granted us, a waiver from the requirements under Practice Note 5, paragraphs 41(4) and 45 of Appendix 1A of the Hong Kong Listing Rules.

Shareholder Protection

For an overseas issuer seeking a secondary listing on the Hong Kong Stock Exchange, Rule 19.30(1)(b) of the Hong Kong Listing Rules requires the overseas issuer’s primary listing is or is to be on an exchange where the standards of shareholder protection are at least equivalent to those provided in Hong Kong. Rule 19C.06 of the Hong Kong Listing Rules provides that Appendix 3 and Appendix 13 of the Hong Kong Listing Rules do not apply to an overseas issuer that is a Non- Greater China Issuer (as defined in the Hong Kong Listing Rules) or a Grandfathered Greater China Issuer seeking a secondary listing under Chapter 19C of the Hong Kong Listing Rules. Rule 19C.07 of the Hong Kong Listing Rules provides that the Hong Kong Stock Exchange will consider that a Non-Greater China Issuer or a Grandfathered Greater China Issuer seeking a secondary listing has met the requirements of Rule 19.30(1)(b) of the Hong Kong Listing Rules if it has met the shareholder protection standards by reference to eight criteria set out in Rule 19C.07 of the Hong Kong Listing Rules. We are a Grandfathered Greater China Issuer under Chapter 19C of the Hong Kong Listing Rules.

Approval, removal and remuneration of auditors

Rule 19C.07(3) of the Hong Kong Listing Rules requires the appointment, removal and remuneration of auditors must be approved by a majority of the Qualifying Issuer’s members or other body that is independent of the issuer’s board of directors, or the Auditors Provision. However, our Articles of Association do not contain an equivalent Auditors Provision. We have applied for, and the Hong Kong Stock Exchange has granted us, a waiver from the strict compliance with Rule 19C.07(3) of the Hong Kong Listing Rules on the following conditions and basis:

•                                While our board has the power to appoint, remove and remunerate the auditors, our board has formally delegated this function to the Audit Committee since our listing on the NYSE in 2014. The Audit Committee is akin to an independent body of our board on the basis of the independence requirements as set out in applicable U.S. laws and the NYSE rules. The Audit Committee comprises of three members, all of whom are independent directors as required by the U.S. Exchange Act and applicable NYSE rules. Since 2014, we have put forward a resolution at each annual general meeting for shareholders to ratify auditors’ appointment and the ratification resolution in each year has been passed over with 99% votes in favor without exception.

•                                We are seeking a listing on the Hong Kong Stock Exchange under Chapter 19C of the Hong Kong Listing Rules.

•                                The disclosure of the basis of the waiver is set out in the Prospectus.

Requisition of extraordinary general meeting by shareholders

Rule 19C.07(7) of the Hong Kong Listing Rules requires members holding a minority stake in the Qualifying Issuer’s total number of issued shares must be able to convene an extraordinary general meeting and add resolutions to a meeting agenda. The minimum stake required to do so must not be higher than 10% of the voting rights, on a one vote per share basis, in the share capital of the Qualifying Issuer. Article 57 of our Articles of Association provides that members who hold in aggregate of not less than one-third of the voting rights of our issued shares that are entitled to vote at general meetings may requisition a meeting, and such requisition must state the objects of the meeting, and set forth a form of any resolutions proposed by the requisitionists for consideration at the meeting. If the directors do not do so, the requisitioning members may proceed to convene such meeting. Hence, we have applied for, and the Hong Kong Stock Exchange has granted us, a waiver from the strict compliance with Rule 19C.07(7) of the Hong Kong Listing Rules on the following conditions and basis:

•                                We have a diverse shareholder base and do not have a controlling shareholder who is entitled to exercise or control the exercise of 30% or more of the voting power at our general meetings. As of the Latest Practicable Date, our largest single shareholder, SoftBank, owned approximately 25.8% and two of our founders, Jack Ma and Joe Tsai, beneficially owned approximately 6.1% and approximately 2.0% of our issued share capital, respectively. In contrast, many of the largest companies listed in Hong Kong have controlling shareholders and allied group of shareholders that are able to dominate the vote and effectively control all corporate decisions, making the right to requisition a meeting not meaningful. As such, the lack of a controlling shareholder who is entitled to exercise or control the exercise of 30% or more of the voting power at our general meetings and our diverse shareholder base afford a level of shareholder protection comparable to Hong Kong listed companies with controlling shareholders.

•                                As the Alibaba Partnership’s director nomination rights are categorized as a weighted voting right structure under the Hong Kong Listing Rules and no weighted voting rights are given to any particular shareholders, our one-share-one-vote structure and the fact that we do not have a controlling shareholder who is entitled to exercise or control the exercise of 30% or more of the voting power at our general meetings afford a higher level of shareholder protection compared to Hong Kong listed companies with controlling shareholders.

•                                Considering the size of the Global Offering relative to our outstanding Shares at the time of the Listing, it will be significantly difficult for Hong Kong investors to reach a 10% shareholding threshold to requisition a meeting. Therefore, lowering the requisition threshold to 10% is not practical additional protection to investors in Hong Kong.

•                                As we are a Cayman Islands incorporated entity and also qualify as a foreign private issuer in the U.S., minority shareholders (i) have the rights to bring personal action directly against us, seek alternative remedies and derivative actions; and (ii) are indirectly protected by the U.S. federal securities laws, rules and regulations governed by the SEC.

•                                We are seeking a listing on the Main Board of the Hong Kong Stock Exchange under Chapter 19C of the Hong Kong Listing Rules.

•                                The disclosure of the basis of the waiver is set out in the Prospectus.

Investments and Acquisitions after the Track Record Period

Rules 4.04(2) and 4.04(4)(a) of the Hong Kong Listing Rules require that, among other things, the results and balance sheet of any business or subsidiary acquired, agreed to be acquired or proposed to be acquired since the date to which the latest audited financial statements of the issuer have been made in respect of each of the three financial years immediately preceding the issue of the Prospectus.

We may increase our direct or indirect equity interest in entities that are already majority controlled by us and are consolidated in our financial statements. As these do not involve the acquisition of a company or a business, and the financial contribution of the relevant entities are already reflected in our financial statements, we do not believe that these increases in its equity interests represent an acquisition for the purpose of Rules 4.04(2) and 4.04(4).

Pursuant to the guidance letter HKEX-GL32-12 issued by the Hong Kong Stock Exchange, or GL32-12, acquisitions of business include acquisitions of associates and any equity interest in another company. Pursuant to GL32-12, the Hong Kong Stock Exchange may consider granting a waiver of the requirements under Rules 4.04(2) and 4.04(4) of the Hong Kong Listing Rules on a case-by-case basis, and having regard to all relevant facts and circumstances and subject to certain conditions set out thereunder.

Ordinary course Investments since June 30, 2019

During the Track Record Period, we have made minority investments in a large number of companies both in China and overseas in the ordinary and usual course of business to further our strategic objectives. Since June 30, 2019 and up to the Latest Practicable Date, we have made or proposed to make minority investments in a number of companies, and we expect to continue to enter into further minority investments subsequent to the Latest Practicable Date and prior to the date of the Prospectus, collectively, the Investments. The Investments do not include those made or proposed to be made by AGTech Holdings Limited and its subsidiaries, or AGTech, whose shares are listed on the Growth Enterprise Market of the Hong Kong Stock Exchange (Stock Code: 8279), Alibaba Health and Alibaba Pictures, collectively the HKSE Listed Subsidiaries, which are subject to applicable restrictions on the disclosure of confidential information to us as its shareholder, as well as their own general disclosure obligations and obligations for notifiable transactions under the Hong Kong Listing Rules. Details of the Investments up to the Latest Practicable Date:

Investments(1)	Consideration(2)		Percentage of shareholding/ equity interest(2)		Principal business activities
	(RMB million)
STO Express Co., Ltd.	14,700	(3)	46%		Logistics services
Meinian Onehealth Healthcare Holdings Co Ltd(6)	6,700	(4)	—	(5)	Core commerce
Company A	5,980		49%		Innovative initiatives
Company B	3,211		—	(5)	Digital media and entertainment
Company C	1,750		3%		Core commerce
Company D	1,030		8	%(7)	Core commerce
Company E	950		10%		Cloud computing
BEST Inc.(8)	687		29%		Logistics services
Company F	687		25%		Core commerce
Company G	500		5%		Logistics services
Company H	500		20%		Core commerce
Company I	500		49%		Core commerce
Company J	350		6%		Logistics services
Company K	172		35%		Core commerce
Company L	144		12%		Core commerce
Company M	108		20%		Core commerce
Company N	103		27%		Logistics services
Company O	103		4%		Innovation initiatives/Cloud computing
Company P	100		49%		Core commerce
Company Q	100		13%		Core commerce
Company R	70		43%		Innovation initiatives
Company S	58		20%		Cloud computing
Company T	26		8%		Core commerce

(1)                   Given that we have not yet entered into legally binding agreements for certain of the above Investments as at the Latest Practicable Date, the terms and information set out above might be subject to further changes.

(2)                   The approximate consideration disclosed in the table represents our investment after June 30, 2019, to each of the Investments. The percentage of shareholding/equity interest represents our total pro forma shareholding in each of the Investments after the completion of the disclosed transaction.

(3)                   Assumes full exercise of the call options described in the section headed “Financial Information — Recent Investment, Acquisition and Strategic Alliance Activities” in the Prospectus. Other details of STO Express Co., Ltd. are also set out in the above sub-section.

(4)                   Part of the consideration is to be contributed by one of our affiliated entities.

(5)                   Upon completion of our investment, we will hold a minority interest in Meinian Onehealth Healthcare Holdings Co Ltd and Company B.

(6)                   See “Financial Information — Recent Investment, Acquisition and Strategic Alliance Activities” in the Prospectus for further details of Meinian Onehealth Healthcare Holdings Co Ltd.

(7)                   The percentage of equity interests will be subject to the final amount raised by Company D. The current figure stated in the table above is calculated based on the estimated amount to be raised by Company D as at the Latest Practicable Date.

(8)                   See note 4(y) to the Accountant’s Report included in Appendix IA, and note 4(g) to the Unaudited Condensed Interim Financial Information included in Appendix IB, to the Prospectus for further details of BEST Inc.

The investment amounts for the Investments are the result of commercial arm’s length negotiations, based on factors including stock price (for public companies), market dynamics, a mutually agreed valuation, and/or capital required for the target company’s operations.

Conditions to the waiver granted by the Hong Kong Stock Exchange

We have applied to the Hong Kong Stock Exchange for, and the Hong Kong Stock Exchange has granted, a waiver from strict compliance with Rules 4.04(2) and 4.04(4) of the Hong Kong Listing Rules in respect of our Investments on the following grounds:

Ordinary and usual course of business

We make strategic equity investments in sectors relating to our business as part of our ordinary and usual course of business. We have a long history of making investments and have conducted a substantial number of investments during the Track Record Period.

The percentage ratios of each Investment are all less than 5% by reference to the most recent fiscal year of the Track Record Period

The relevant percentage ratios calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules for each of the Investments are all significantly less than 5% by reference to the most recent fiscal year of our Track Record Period. To the best of our knowledge, the Investments are not subject to aggregation under Rule 14.22 of the Hong Kong Listing Rules. None of the Investments should be aggregated because (i) each of the Investments involves the acquisition of interests in a different target company and (ii) the Investments were entered into with different counterparties.

Accordingly, we believe that the Investments have not resulted in any significant change to our financial position since June 30, 2019, and all information that is reasonably necessary for potential investors to make an informed assessment of our activities or financial position has been included in the Prospectus. As such, a waiver from compliance with the requirements under Rules 4.04(2) and 4.04(4)(a) of the Hong Kong Listing Rules would not prejudice the interests of the investing public.

We are neither able to exercise any control, nor have any significant influence, over the underlying company or business

We only hold and/or will only hold a minority equity interest in each of the Investments and do not control their boards of directors; and we currently expect this to remain the case for any subsequent Investments. For Investments in which we have over 20% equity interest, we do not exert significant influence because we do not have board majority. We are also not involved in the day to day management of these Investments and we only enjoy minority strategic shareholder rights. The minority rights given to us are generally commensurate to our status as a minority shareholder and are for the protection of our interests as a minority stakeholder in the Investments. These rights are neither intended, nor they sufficient to compel or require them to prepare or to disclose in the Prospectus audited financial statements for the purposes of compliance with the relevant requirements under Rules 4.04(2) and 4.04(4)(a) of the Hong Kong Listing Rules. These disclosures are also not required pursuant to applicable U.S. securities laws. It could be prejudicial and potentially harmful to our portfolio relationships and commercial interests to do so. In addition, as some portfolio companies are private, disclosing this information could harm their interests and bring them into an unfavorable competitive position. As we do not expect the Investments to result in any material changes to our financial position after the Track Record Period, we do not believe the non-disclosure of the required information pursuant to Rules 4.04(2) and 4.04(4) of the Hong Kong Listing Rules would prejudice the interest of the investors to assess us.

Alternative disclosure of the Investments in the Prospectus

We have provided alternative information in connection with the Investments in this section. Such information includes that which would be required for a discloseable transaction under Chapter 14 of the Hong Kong Listing Rules that our directors consider to be material, including, for example, descriptions of the principal business activities, the investment amounts, and a statement that none of the core connected persons at the level of our Company is a controlling shareholder of any of the Investments. For the avoidance of doubt, we have excluded disclosure on certain Investments in the Prospectus because (i) we have entered into confidentiality agreements with these companies and do not have consent for such disclosure and/or (ii) given that we have not yet entered into legally binding agreements with respect to all of these investments as of the Latest Practicable Date and the competitive nature of the industries in which we operate, disclosure of the names of the relevant companies in the Prospectus is commercially sensitive and may jeopardize our ability to consummate the proposed Investments. It is commercially sensitive to disclose the identities of the companies we invested in or propose to invest in to avoid our competitors anticipating our strategy. Since the relevant percentage ratio of each Investment is less than 5% by reference to the most recent fiscal year of our Track Record Period, the current disclosure is adequate for potential investors to form an informed assessment of us. We do not expect to use any proceeds from the Listing to fund such Investments.

Acquisitions since June 30, 2019

Since June 30, 2019, we have made or proposed to make a number of acquisitions and up to the Latest Practicable Date, and we expect to continue to enter into further acquisitions subsequent to the Latest Practicable Date and prior to the date of the Prospectus, collectively, the Acquisitions. The Acquisitions do not include those made or proposed, to be made by the HKSE Listed Subsidiaries, which are subject to applicable restrictions on the disclosure of confidential information to us as its shareholder, as well as their own general disclosure obligations and obligations for notifiable transactions under the Hong Kong Listing Rules. Details of the Acquisitions up to the Latest Practicable Date include:

Targets	Consideration(1)		Percentage of shareholding/ equity interest(1)	Principal business activities
	(RMB million)
Kaola	12,958		100%	Core commerce
Company U	2,050	(2)	93%	Logistics services
Company V	1,080		51%	Logistics services
Company W	1,050		100%	Cloud computing/innovation initiatives
Company X	847		76%	Logistics services
Company Y	635		64%	Logistics services
Company Z	369	(3)	67%	Logistics services
Company AA	255		100%	Cloud computing/innovation initiatives
Company AB	176		70%	Core commerce
Company AC	150		50%	Core commerce
Company AD	50		50%	Core commerce
Company AE	18		100%	Logistics services
Company AF	15		100%	Logistics services

(1)                   The approximate consideration disclosed in the table represents our investment after June 30, 2019, to each of the Acquisitions. The percentage of shareholding/equity interest represents our total pro forma shareholding in each of the Acquisitions after the completion of disclosed transaction.

(2)                   The consideration also includes an investment, representing approximately 100% equity interest, in an affiliated entity.

(3)                   The consideration includes an investment in an affiliated entity.

The acquisition amounts for the Acquisitions are the result of commercial arm’s length negotiations, based on factors including stock price (for public companies), market dynamics, a mutually agreed valuation, and/or capital required for the target company’s operations.

Conditions to the waiver granted by the Hong Kong Stock Exchange

We have applied to the Hong Kong Stock Exchange for, and the Hong Kong Stock Exchange has granted, a waiver from strict compliance with Rules 4.04(2) and 4.04(4) of the Hong Kong Listing Rules in respect of the Acquisitions on the following grounds:

The percentage ratios of each Acquisition are all less than 5% by reference to the most recent fiscal year of our Track Record Period.

The relevant percentage ratios calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules for the Acquisitions are all significantly less than 5% by reference to the most recent fiscal year of the Track Record Period. To the best of our knowledge, the Acquisitions are not subject to aggregation under Rule 14.22 of the Hong Kong Listing Rules. None of the Acquisitions should be aggregated because (i) each of the Acquisitions involves the acquisition of interests in a different target company and (ii) the Acquisitions were entered into with different counterparties.

Accordingly, the Acquisitions have not resulted in any significant change to our financial position since June 30, 2019, and all information that is reasonably necessary for the potential investors to make an informed assessment of our activities or financial position has been included in the Prospectus. As such, a waiver from compliance with the requirements under Rules 4.04(2) and 4.04(4)(a) of the Hong Kong Listing Rules would not prejudice the interests of the investing public.

The historical financial information of the Targets is not available and would be unduly burdensome to obtain or prepare

The Targets do not have available historical financial information which is readily available for disclosure in the Prospectus in accordance with the Hong Kong Listing Rules. In addition, it will require considerable time and resources for us and our reporting accountant to fully familiarize ourselves with the management accounting policies of the Targets and compile necessary financial information and supporting documents for disclosure in the Prospectus. As such, it would be impractical and unduly burdensome for us to disclose the audited financial information of the Targets as required under Rules 4.04(2) and 4.04(4) of the Hong Kong Listing Rules.

In addition, having considered the Acquisitions are immaterial and that we do not expect the Acquisitions to have any material effect on our business, financial condition or operations, it would not be meaningful and would be unduly burdensome for us to prepare and include the financial information of the Targets during the Track Record Period in the Prospectus. As we do not expect the Acquisitions to result in any material changes to our financial position after the Track Record Period, we do not believe the non-disclosure of the required information pursuant to Rules 4.04(2) and 4.04(4) of the Hong Kong Listing Rules would prejudice the interest of the investors to assess us.

Alternative disclosure of the Acquisitions in the Prospectus

We have provided alternative information in this section in connection with the Acquisitions. Such information includes that which would be required for a discloseable transaction under Chapter 14 of the Hong Kong Listing Rules that our directors consider to be material, including, for example, descriptions of the principal business activities, the investment amounts and a statement that none of the core connected persons at the level of our Company is a controlling shareholder of any of the Targets. For the avoidance of doubt, the names of the Targets are not disclosed in the Prospectus because (i) we have entered into confidentiality agreements with these companies and do not have consent from all of them for such disclosure and/or (ii) given that we have not yet entered into legally binding agreements with respect to all of these Acquisitions as of the Latest Practicable Date and the competitive nature of the industries in which we operate, disclosure of the names of the relevant companies in the Prospectus is commercially sensitive and may jeopardize our ability to consummate the proposed Acquisitions. It is commercially sensitive to disclose the identities of the companies we invested in or propose to invest in to avoid our competitors anticipating our strategy. Since the relevant percentage ratio of each Acquisition is less than 5% by reference to the most recent fiscal year of our Track Record Period, the current disclosure is adequate for potential investors to form an informed assessment of us. We do not expect to use any proceeds from the Listing to fund such Acquisitions.

Waiver in relation to investments and acquisitions by the HKSE Listed Subsidiaries

We have applied to the Hong Kong Stock Exchange for, and the Hong Kong Stock Exchange has granted, a waiver from strict compliance with the requirements under Rules 4.04(2) and 4.04(4) (a) of the Hong Kong Listing Rules in respect of the investments and the acquisitions made or proposed to be made by the HKSE Listed Subsidiaries on the basis that (a) the percentage ratios of each such investment or acquisition are all less than 5% by reference to the most recent fiscal year of the Track Record Period, and (b) the HKSE Listed Subsidiaries are subject to applicable restrictions on the disclosure of confidential information to the Alibaba Group as its shareholder, as well as their own general disclosure obligations and obligations for notifiable transactions under the Hong Kong Listing Rules.

Accountant’s Report

Rules 4.04(3)(a), 4.05 and 4.13 of the Hong Kong Listing Rules and paragraph 31(3)(b) of the Third Schedule to the Companies (WUMP) Ordinance set out certain content requirements in respect of an accountant’s report included in a listing document.

Certain historical financial information required to be disclosed under the Hong Kong requirements are not required to be disclosed under the U.S. GAAP, in particular,

(i)                           the following specific detail concerning financial information set out in Rules 4.05 and 4.13 of the Hong Kong Listing Rules:

•                                balance sheets at a company level;

•                                aging analysis of accounts receivables;

•                                aging analysis of accounts payables;

•                                adjustments made to show profits of all periods in accordance with the relevant accounting standards in relation to the last fiscal year reported on; and

(ii)                        balance sheets at a company level required under paragraph 31(3)(b) of the Third Schedule to the Companies (WUMP) Ordinance.

In accordance with U.S. GAAP, we have applied the modified retrospective method or prospective method to account for the impact of the adoption of certain new accounting standards in the Track Record Period. Under the modified retrospective method and prospective method adopted by us, comparative periods in the latest consolidated financial statements are not retrospectively adjusted.

During the Track Record Period, we adopted, among other new accounting standards that did not have a material impact on our consolidated financial statements, Accounting Standards Update 2014-09 “Revenue from Contracts with Customers (Topic 606)” and related amendments and implementation guidance, or ASC 606, Accounting Standards Update 2016-01 “Financial Instruments — Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities”, including related technical corrections and improvements, or ASU 2016-01, and Accounting Standards Update 2016-02 “Leases” (Topic 842)”, including certain transitional guidance and subsequent amendments, or ASC 842. The relevant accounting policies upon the adoption of these new accounting standards are disclosed in the Accountant’s Report in Appendix IA to the Prospectus.

ASC 606 was adopted on April 1, 2018 using the modified retrospective method. Results for fiscal year 2019 are presented under ASC 606, while results for the comparative periods have not been adjusted and were reported in accordance with the previous revenue recognition standard under U.S. GAAP. The impact of adopting ASC 606 was not material on our consolidated financial statements and there was no adjustment to the beginning retained earnings on April 1, 2018.

ASU 2016-01 was adopted on April 1, 2018 using the modified retrospective method to account for the cumulative-effect adjustments to the balance sheet, except for fair value adjustments of equity securities for which we have elected to account for under the measurement alternative. The Financial Accounting Standards Board provides clear guidance within ASU 2016-01 that fair value adjustments of equity securities for which the measurement alternative is elected should be applied prospectively to equity securities that exist as of the date of the adoption and no retrospective method is permitted.

Upon the adoption of ASU 2016-01, fair value changes related to equity securities previously classified as available-for-sale were recorded in the consolidated income statements, whereas the fair value changes of these securities were recorded in other comprehensive income in previous fiscal years prior to the adoption. As of March 31, 2017 and 2018, net unrealized gains of RMB8,956 million and RMB9,403 million, respectively, on listed equity securities previously classified as available-for-sale were recorded in accumulated other comprehensive income. Upon the adoption of ASU 2016-01, net unrealized gains on these equity securities recorded in accumulated other comprehensive income as of March 31, 2018, net of tax, were reclassified into retained earnings as of April 1, 2018.

In addition, upon the adoption of ASU 2016-01, equity securities previously accounted for using the cost method were reclassified into investment securities. These equity securities do not have readily determinable fair values and we elected to record a majority of these equity securities using the measurement alternative. Fair value adjustments, including impairments, from applying the measurement alternative were recorded in the consolidated income statements. As required under ASU 2016-01, we prospectively applied the measurement alternative on these equity securities, and our consolidated financial statements for the comparative periods were not retrospectively adjusted. As of March 31, 2019 and June 30, 2019, the amount of equity securities for which we elected to record using the measurement alternative amounted to RMB81,514 million and RMB87,324 million, respectively.

The full retrospective application of ASU 2016-01 is not permitted under U.S. GAAP. Any adjustments to the historical financial information in the comparative periods arising from the full retrospective application of ASU 2016-01 will create confusion to the existing investors in the U.S. market and it may be misleading for us to disclose such information in the Accountant’s Report in Appendix IA to the Prospectus.

ASC 842 was adopted on April 1, 2019 using the modified retrospective method by applying the new lease standard to all leases existing as of April 1, 2019, the date of initial application, and no adjustments were made to the comparative periods. Adoption of the new lease standard resulted in the recognition of operating lease right-of-use assets and operating lease liabilities on the consolidated balance sheet as of April 1, 2019. The adoption of the new lease standard does not have any significant impact on our consolidated statements of comprehensive income and cash flows and there was no adjustment to the beginning retained earnings on April 1, 2019.

The following alternative disclosures with respect to certain items identified above which are relevant to us have been included in the Prospectus:

•                                disclosure of the accounting policy for accounts receivable and allowance for doubtful accounts in the Accountant’s Report in Appendix IA to the Prospectus;

•                                for certain new accounting standards that came into effect in the latest fiscal year, the accounting policies as well as the impact of adoption, if any, to the beginning retained earnings of initial application (i.e. April 1, 2018 and 2019) has been disclosed in the Accountant’s Report in Appendix IA to the Prospectus in accordance with the relevant requirements under U.S. GAAP; and

•                                disclosure of the relevant accounting policies adopted for the Track Record Period in the Accountant’s Report in Appendix IA to the Prospectus.

As the Prospectus has included the above alternative disclosures and the disclosure in the Prospectus contains all information which is necessary for the investing public to make an informed assessment of the business, asset and liability, financial position, trading position, management and prospect of the Group, we believe that it would be of no material value to Hong Kong investing public for the Accountant’s Report in Appendix IA to the Prospectus to include certain required information pursuant to Rules 4.04(3), 4.05(2) and 4.13 of the Hong Kong Listing Rules and paragraph 31(3)(b) of the Third Schedule to the Companies (WUMP) Ordinance and the non-disclosure of such information is not material and will not prejudice the interests of the investing public.

On the basis of the matters set out above and on the ground that it would be unduly burdensome to us to include certain disclosures as required under Rules 4.04(3), 4.05(2) and 4.13 of the Hong Kong Listing Rules and Paragraph 31(3)(b) of the Third Schedule to the Companies (WUMP) Ordinance, we have applied for, and the Hong Kong Stock Exchange has granted, a waiver from strict compliance with Rules 4.04(3)(a), 4.05 and 4.13 of the Hong Kong Listing Rules, and we have applied for an exemption from strict compliance with Paragraph 31(3)(b) of the Third Schedule to the Companies (WUMP) Ordinance. The SFC has granted an exemption referred to above on the conditions that:

(i)                           the particulars of such exemption are set out in the Prospectus; and

(ii)                        the Prospectus will be issued on or before November 15, 2019.

Prospectus Disclosure Requirements under the Hong Kong Listing Rules and the Companies (WUMP) Ordinance in Respect of Directors’ and Five Highest Individuals’ Emoluments and Directors’ Residential Addresses

Paragraph 33(2) of Part A of Appendix 1 to the Hong Kong Listing Rules requires the listing document to include information in respect of directors’ emoluments during the three financial years ended March 31, 2017, 2018 and 2019 and the three months ended June 30, 2019, Paragraph 46(2) of Part A of Appendix 1 to the Hong Kong Listing Rules requires the listing document to include the aggregate of the remuneration paid and benefits in kind granted to the directors of the issuer in respect of the last completed financial year, and Paragraph 46(3) of Part A of Appendix 1 to the Hong Kong Listing Rules requires information in relation to an estimate of the aggregate remuneration and benefits in kind payable to directors in respect of the current financial year to be set out in the listing document.

Paragraph 33(3) of Part A of Appendix 1 to the Hong Kong Listing Rules requires the listing document to include information with respect to the five individuals whose emoluments were highest in us for the year if one or more individuals whose emoluments were the highest have not been included under paragraph 33(2) of Part A of Appendix 1 to the Hong Kong Listing Rules.

Paragraph 6 of the Third Schedule of the Companies (WUMP) Ordinance require the prospectus to include the address of directors and paragraph 45 of the Third Schedule of the Companies (WUMP) Ordinance provides that such address means the place of usual residence of the directors.

Waivers in relation to directors’ and five highest individuals’ emoluments

We have applied to the Hong Kong Stock Exchange for, and the Hong Kong Stock Exchange has granted, a waiver from strict compliance with paragraphs 33(2), 33(3), 46(2) and 46(3) of Part A of Appendix 1 to the Hong Kong Listing Rules. In compliance with our annual reporting requirements with the SEC, we are required to report the aggregate amount of compensation paid, and benefits in kind granted, to our directors and members of our administrative, supervisory or management body (unless individual disclosure is required by the Cayman Islands, our jurisdiction of incorporation or otherwise made public). We provide aggregate compensation disclosure in our annual report on Form 20-F. As such, the additional disclosure would not provide additional meaningful disclosure for potential Hong Kong investors in relation to the directors’ emoluments.

Waiver and exemption in relation to the disclosure of directors’ residential addresses

We have applied to the SFC for, and the SFC has granted, a certificate of exemption under section 342A of the Companies (WUMP) Ordinance from strict compliance with the requirement of paragraph 6 of the Third Schedule of the Companies (WUMP) Ordinance, in respect of the disclosure of the residential address of Mr. Joseph C. TSAI, Mr. J. Michael EVANS, Mr. Masayoshi SON, Mr. E. Börje EKHOLM and Ms. Wan Ling MARTELLO, on ground that such disclosure would be inappropriate having considered the following factors:

•                                The five directors are high profile public figures due to the nature and scale of our business and their positions held in other companies. Joseph C. TSAI is a member of the Alibaba founding team and has served on our board of directors since our inception. Other than being a director of our Company, Mr. Masayoshi SON is also the chief executive officer of SoftBank Group Corp., Mr. J. Michael EVANS held senior positions at Goldman Sachs before joining our Company, Mr. E. Börje EKHOLM is the president and chief executive officer of Ericsson and Ms. Wan Ling Martello served as the executive vice president and chief executive officer of the Asia, Oceania, and Subsaharan Africa region for Nestle SA until December 2018. These directors appear on news articles and interviews from time to time and the latest corporate decisions and speeches made by these directors are often under the scrutiny by the general public and often generate interest across global media. Given their position as high profile public figures, the disclosure of the residential addresses of the five directors above may expose them and their families to unnecessary disturbance and unwanted public attention to their private lives.

•                                As we may from time to time be subject to malicious or frivolous complaints or allegations given the nature and scale of our business, the disclosure of the residential addresses of the five directors above in the Prospectus would create a real risk of exposing the five directors above and their families to harassment and endanger personal safety.

•                                Disclosure of the business addresses of the five directors has been made in the Prospectus and the non-disclosure of the residential addresses of the five directors above in the Prospectus will not prejudice the interests of the investing public and would not affect potential investors’ ability to make an informed investment decision as to the securities for which listing is sought.

Other Prospectus Disclosure as Required under the Hong Kong Listing Rules and the Companies (WUMP) Ordinance

We have applied for, and the Hong Kong Stock Exchange (in respect of the Hong Kong Listing Rules) and the SFC (in respect of the Companies (WUMP) Ordinance) has granted, waivers and exemptions from strict compliance with certain content requirements in respect of the Prospectus as follows:

•                                Alterations of our capital and particulars of any commissions, discounts and brokerages: Paragraphs 13 and 26 of Part A of Appendix 1 to the Hong Kong Listing Rules and paragraphs 11 and 14 of the Third Schedule of the Companies (WUMP) Ordinance require the listing document to include the particulars of any alterations of our capital within two years immediately preceding the issue of the listing document and the particulars of any commissions, discounts, brokerages or other special terms granted within two years immediately preceding the issue of the listing document in connection with the issue or sale of any of our capital. We have identified 11 entities that we consider are our major subsidiaries. For further details, see the section headed “Our History and Corporate Structure — Our Major Subsidiaries and Operating Entities.” Globally, we have more than 1,200 subsidiaries and affiliated consolidated entities. It would be unduly burdensome for us to disclose this information in respect of non-Major Subsidiaries as we would have to incur additional costs and devote additional resources in compiling and verifying the relevant information for such disclosure, which would not be material or meaningful to investors. By way of illustration, for the fiscal year ended March 31, 2019 and the three months ended June 30, 2019, the aggregate revenue and net income of the Major Subsidiaries in respect of which the relevant information is disclosed represents a significant majority of our total revenue and net income in both periods. Accordingly, our remaining subsidiaries and affiliated consolidated entities are individually insignificant to our overall results. As such, we have disclosed the particulars of the changes in our share capital and the Major Subsidiaries in the section headed “Statutory and General Information — Further Information about Us” in Appendix IV to the Prospectus and particulars of the commissions, discounts and brokerage fee in respect of our Major Subsidiaries and us are set out in the section headed “Statutory and General Information — Other Information — Miscellaneous” of Appendix IV to the Prospectus.

•                                Particulars of our capital or debentures of any of our consolidated subsidiary or affiliated consolidated entities which is under option: Paragraph 27 of Part A of Appendix 1 to the Hong Kong Listing Rules requires us to set out in the prospectus particulars of any capital of any of our consolidated subsidiary or affiliated consolidated entities that is under option, or agreed conditionally or unconditionally to be put under option, including the consideration for which the option was or will be granted and the price and duration of the option, and the name and address of the grantee. Paragraph 10 of Part 1 of Third Schedule to the Companies (WUMP) Ordinance further requires us to set out in the prospectus, among other things, details of the number, description and amount of any of our shares or debentures which any person has, or is entitled to be given, an option to subscribe for, together with the certain particulars of the option, namely the period during which it is exercisable, the price to be paid for shares or debentures subscribed for under it, the consideration given or to be given (if any) and the names and addresses of the persons to whom it was given.

In relation to our Company, the only options over our capital or debentures under option are those issued pursuant to our Equity Incentive Plans. The Equity Incentive Plans provide for the granting of RSUs, incentive and non-statutory options, restricted shares, dividend equivalents, share appreciation rights and share payments. The waiver and the exemption therefore only relates to the options that are outstanding under the Equity Incentive Plans, which only accounted for approximately 0.24% of our total outstanding Shares as of September 30, 2019. As of September 30, 2019, the options held by our directors and executive officers and their affiliates represent less than 0.15% of our total outstanding Shares.

Details of the Equity Incentive Plans, including outstanding RSUs, options and other rights held by our directors and executive officers, are set out in the section headed “Directors, Senior Management and Employees — Compensation — Equity Incentive Plans,” with details as required by applicable U.S. rules and regulations. However, the details with respect to options are not in strict compliance with the requirements of paragraph 27 of Part A of Appendix 1 to the Hong Kong Listing Rules and paragraph 10 of Part 1 of Third Schedule to the Companies (WUMP) Ordinance.

Having considered the background that (a) the SFC has granted a partial exemption from strict compliance with Part XV of the SFO (other than Divisions 5, 11 and 12 of Part XV of the SFO) in respect of disclosure of shareholders’ interests; (b) the current disclosure in the Prospectus (including options granted to directors) as set out in the section headed “Directors, Senior Management and Employees — Compensation — Equity Incentive Plans”, is substantially the same as that set out in our 20-F filings and complies with applicable U.S. laws and regulations; (c) the details of the options have not been disclosed in any of our filings with the U.S. Securities and Futures Commission, and (d) our Equity Inventive Plans are not subject to Chapter 17 of the Hong Kong Listing Rules as it is not applicable pursuant to Rule 19C.11 of the Hong Kong Listing Rules, we have applied to the Hong Kong Stock Exchange (in respect of the Hong Kong Listing Rules) and the SFC (in respect of the Companies (WUMP) Ordinance) for a waiver and/or exemption from strict compliance with the above disclosure requirement in relation to the options granted pursuant to the Equity Incentive Plans on the grounds that strict compliance with the above requirements or condition would be unduly burdensome, unnecessary and/or inappropriate for us.

•                                Particulars of the authorized debentures: Paragraph 25 of the Third Schedule of the Companies (WUMP) Ordinance requires particulars of the authorized debentures of us and our subsidiaries in the prospectus. It is unduly burdensome for us to procure this information as we have more than 1,200 subsidiaries and affiliated consolidated entities and for the reasons as set out above. As such, only the particulars of debentures in respect of us and our Major Subsidiaries are set out in the Prospectus under the section headed “Statutory and General Information — Other Information — Miscellaneous” in Appendix IV to the Prospectus.

•                                Information on subsidiaries whose profits or assets make material contribution to us: Paragraph 29(1) of Part A of Appendix 1 to the Hong Kong Listing Rules and paragraph 29 of the Third Schedule of the Companies (WUMP) Ordinance require the listing document to include information in relation to the name, date and country of incorporation, the public or private status and the general nature of the business, the issued capital and the proportion thereof held or intended to be held, of every company the whole of the capital of which or a substantial proportion thereof is held or intended to be held by us, or whose profits or assets make, or will make a material contribution to the figures in our auditors’ report or to our next financial statements. It is unduly burdensome for us to procure this information as we have approximately 1,200 subsidiaries and affiliated consolidated entities for the reasons as set out above. As such, only the particulars in relation to our Major Subsidiaries are set out in the Prospectus under the section headed “Our History and Corporate Structure — Our Major Subsidiaries and Operating Entities” and “Statutory and General Information — Further Information about Us” in Appendix IV to the Prospectus, which should be sufficient for the potential investors to make an informed assessment of us in their investment decision.

The exemption from strict compliance with the content requirements in respect of the Companies (WUMP) Ordinance set out above was granted by the SFC on the conditions that:

(i)                           the particulars of such exemption are set out in the Prospectus; and

(ii)                        the Prospectus will be issued on or before November 15, 2019.

We confirm that all information necessary for the public to make an informed assessment of business, asset and liability, financial position, trading position, management and prospect of the Group has been disclosed in the Prospectus, and that, as such, the granting of the waiver and exemption from strict compliance with the relevant content requirements under the Companies (WUMP) Ordinance and the Hong Kong Listing Rules will not prejudice the interest of the investing public.

Availability of copies of the prospectus in printed form

We have adopted a fully electronic application process for the Hong Kong Public Offering and we will not provide printed copies of the Prospectus or printed copies of any application forms to the public in relation to the Hong Kong Public Offering.

We have applied for, and the Hong Kong Stock Exchange has granted to us, a waiver from strict compliance with the requirements under Rule 12.04(3), Rule 12.07 and Rule 12.11 of the Hong Kong Listing Rules in respect of the availability of copies of the prospectus in printed form based on the specific and prevailing circumstances of the Company.

Corporate Communications

Rule 2.07A of the Hong Kong Listing Rules provides that a listed issuer may send or otherwise make available to the relevant holders of its securities any corporate communication by electronic means, provided that either the listed issuer has previously received from each of the relevant holders of its securities an express, positive confirmation in writing or the shareholders of the listed issuer have resolved in a general meeting that the listed issuer may send or supply corporate communications to shareholders by making them available on the listed issuer’s own website or the listed issuer’s constitutional documents contain provision to that effect, and certain conditions are satisfied.

Our ADSs are listed on the NYSE. To the best of our knowledge, in June 2019, we had more than 1.6 million ADS holders globally.

We do not currently produce or send out any corporate communications to our shareholders or holders of ADSs in printed form unless requested or in limited circumstances described below. We publicly file or furnish various corporate communications with the SEC which are posted on the SEC’s website. Our annual reports on Form 20-F and periodic reports on Form 6-K and all amendments to these reports, are also available free of charge on our website as soon as reasonably practicable after they are filed with or furnished to the SEC. Further, we post our proxy materials on a publicly accessible website and send a notice including the proxy materials to our shareholders and holders of ADSs. Those documents are also available on our website.

Apart from the Offer Shares that we will offer for subscription in Hong Kong, the Offer Shares will also be placed to professional, institutional, corporate and other investors in Hong Kong and elsewhere in the world. Given our diverse shareholder base and the potential number of countries in which our shareholders are located, it would not be practicable for us to send printed copies of all our corporate communications to all of our shareholders. Further, it would also not be practicable for us to approach our existing shareholders individually to seek confirmation from them of their wish to receive corporate communications in electronic form, or to provide them with the right to request corporate communication in printed form instead.

With effect from the Listing on the Hong Kong Stock Exchange, we have or will make the following arrangements:

•                                We will issue all future corporate communications as required by the Hong Kong Listing Rules on our own website in English and Chinese, and on the Hong Kong Stock Exchange’s website in English and Chinese.

•                                We will continue to provide printed copies of notice including the proxy materials to our shareholders at no costs.

•                                We will also add to the “Investor Relations” page of our website which will direct investors to all of our future filings with the Hong Kong Stock Exchange.

On the bases of the above, we have applied for, and the Hong Kong Stock Exchange has granted us, a waiver from strict compliance with the requirements under Rule 2.07A of the Hong Kong Listing Rules.

Monthly Returns

Rule 13.25B of the Hong Kong Listing Rules requires a listed issuer to publish a monthly return in relation to movements in its equity securities, debt securities and any other securitized instruments, as applicable, during the period to which the monthly return relates. Pursuant to the Joint Policy Statement Regarding the Listing of Overseas Companies, or Joint Policy Statement, companies applying for a secondary listing may seek a waiver from Rule 13.25B subject to satisfying the waiver condition that the SFC has granted a partial exemption from strict compliance with Part XV of the SFO (other than Divisions 5, 11 and 12 of Part XV of the SFO) in respect of disclosure of shareholders’ interests. As we have obtained a partial exemption from the SFC, we have applied for, and the Hong Kong Stock Exchange has granted, a waiver from strict compliance with Rule 13.25B of the Hong Kong Listing Rules. We will disclose information about share repurchases, if any, in our quarterly earnings releases and annual reports on Form 20-F which are furnished or filed with the SEC in accordance with applicable U.S. rules and regulations.

Publication of Interim Report for the six months ended September 30, 2019

Rule 13.48(1) of the Hong Kong Listing Rules requires an issuer to send an interim report or a summary interim report in respect of the first six months of the financial year within three months after the end of that period. Practice Note 10 of the Hong Kong Listing Rules requires newly listed issuers to prepare and publish interim reports in respect of the first six month period where the deadline for publishing the reports falls after the date on which dealings in the securities of the issuer commenced.

We have applied for, and the Hong Kong Stock Exchange has granted, a waiver from strict compliance with the requirements of Rule 13.48(1) of the Hong Kong Listing Rules in relation to the six months ended September 30, 2019 on, among others, the following grounds:

•                                as we have included in the Prospectus the audited financial information in respect of the three months ended June 30, 2019, the unaudited condensed interim financial information in respect of the three months ended September 30, 2019 and other financial disclosure, the strict compliance of such requirements would not provide our shareholders and potential investors with additional material information not already contained in the Prospectus; and

•                                to require us to prepare, publish and send to our shareholders an interim report over a short period of time after the publication of the Prospectus would incur unnecessary administrative cost and time on the part of our management and be unduly burdensome for us.

We confirm that we would not be in breach of our constitutional documents or laws or regulations of the Cayman Islands or any other regulatory requirements for not preparing, publishing and sending an interim report under the Hong Kong Listing Rules to our shareholders for the six months ended September 30, 2019.

Clawback mechanism under paragraph 4.2 of Practice Note 18 of the Hong Kong Listing Rules

Paragraph 4.2 of Practice Note 18 of the Hong Kong Listing Rules requires a clawback mechanism to be put in place, which would have the effect of increasing the number of Hong Kong Offer Shares to certain percentages of the total number of Offer Shares offered in the Global Offering if certain prescribed total demand levels are reached. Subject to the Hong Kong Stock Exchange granting the waiver described as below, the Hong Kong Public Offering and the International Offering will initially account for 2.5% and 97.5% of the Global Offering, respectively, subject to the clawback mechanism described below. We have applied to the Hong Kong Stock Exchange for, and the Hong Kong Stock Exchange has granted to us, a waiver from strict compliance with the requirements of paragraph 4.2 of Practice Note 18 to the Hong Kong Listing Rules such that the allocation of the Offer Shares in the Hong Kong Public Offering will be adjusted as follows:

•                               if the number of the Offer Shares validly applied for under the Hong Kong Public Offering represents 10 times or more but less than 15 times the number of the Offer Shares initially available for subscription under the Hong Kong Public Offering, then Offer Shares will be reallocated to the Hong Kong Public Offering from the International Offering, so that the total number of Offer Shares available under the Hong Kong Public Offering will be 25,000,000 Offer Shares, representing approximately 5.0% of the Offer Shares initially available under the Global Offering;

•                               if the number of the Offer Shares validly applied for under the Hong Kong Public Offering represents 15 times or more but less than 20 times the number of the Offer Shares initially available for subscription under the Hong Kong Public Offering, then the number of Offer Shares to be reallocated to the Hong Kong Public Offering from the International Offering will be increased so that the total number of the Offer Shares available under the Hong Kong Public Offering will be 37,500,000 Offer Shares, representing 7.5% of the Offer Shares initially available under the Global Offering; and

•                               if the number of the Offer Shares validly applied for under the Hong Kong Public Offering represents 20 times or more the number of the Offer Shares initially available for subscription under the Hong Kong Public Offering, then the number of Offer Shares to be reallocated to the Hong Kong Public Offering from the International Offering will be increased, so that the total number of the Offer Shares available under the Hong Kong Public Offering will be 50,000,000 Offer Shares, representing 10.0% of the Offer Shares initially available under the Global Offering.

In each case, the additional Offer Shares reallocated to the Hong Kong Public Offering will be allocated between pool A and pool B and the number of Offer Shares allocated to the International Offering will be correspondingly reduced in such manner as the Joint Representatives deem appropriate. In addition, the Joint Representatives would have discretion to allocate Offer Shares from the International Offering to the Hong Kong Public Offering to satisfy valid applications under the Hong Kong Public Offering. On the other hand, if the Hong Kong Public Offering is not fully subscribed, the unsubscribed Offer Shares under the Hong Kong Public Offering may be reallocated to the International Offering.

See “Structure of the Global Offering — The Hong Kong Public Offering — Reallocation” in the Prospectus for further details.

Disclosure of Offer Price

Paragraph 15(2)(c) of Part A of Appendix 1 to the Hong Kong Listing Rules states that the issue price or offer price of each security must be disclosed in the prospectus.

We have applied to the Hong Kong Stock Exchange for, and the Hong Kong Stock Exchange has granted, a waiver from strict compliance with paragraph 15(2)(c) of Part A of Appendix 1 to the Hong Kong Listing Rules so that the Company will only disclose the maximum Public Offer Price for the Hong Kong Offer Shares, or the Public Offer Price, in the Prospectus:

•                               The Public Offer Price will be determined by reference to, among other factors, the closing price of the ADSs on the NYSE on the last trading day on or before the Price Determination Date and the Company has no control on the market price of its ADSs traded on the NYSE;

•                               Setting a fixed price or a price range with a low end International Offer Price or Public Offer Price may adversely affect the market price of the ADSs and the Hong Kong Offer Shares; and

•                               Disclosure of a maximum Public Offer Price is in compliance with the Companies (WUMP) Ordinance.

See “Structure of the Global Offering — Pricing And Allocation — Determining The Offer Price” in the Prospectus for the historical prices of our ADS and trading volume on the NYSE.

Dealings in the Shares prior to Listing

According to Rule 9.09(b) of the Hong Kong Listing Rules, there must be no dealing in the securities of a new applicant for which listing is sought by any core connected person of the issuer from four clear business days before the expected hearing date until listing is granted, or the Relevant Period.

We have over 1,200 subsidiaries and affiliated consolidated entities and our ADSs are widely held, publicly traded and listed on the NYSE. For a company whose securities are listed and traded in the U.S., it is a common practice for substantial shareholders and corporate insiders, including directors, executives and other members of management, to set up trading plans that meet the requirements of Rule 10b5-1 under the U.S. Exchange Act, or the Rule 10b5-1 Plans, to buy or sell the company’s securities. A Rule 10b5-1 Plan is a written plan, set up with a broker, to trade securities that (a) is entered into at a time when the person trading the securities is not aware of any material non-public information; (b) specifies the amount of securities to be purchased or sold and the price at which and the date on which the securities were to be purchased or sold; and (c) does not allow the person trading the securities to exercise any subsequent influence over how, when, or whether to effect purchases or sales. Persons who trade securities pursuant to a Rule 10b5-1 Plan have an affirmative defense against insider trading allegations under U.S. securities law.

SoftBank, our substantial shareholder, and other core connected persons of us may from time to time use the Shares as security (including charges and pledges) in connection with their respective financing activities.

On the basis of the above, the following categories of persons, collectively, the Permitted Persons, should not be subject to the dealing restrictions set out in Rule 9.09(b):

•                               Softbank, our substantial shareholder, in respect of (i) its use of the Shares as security (including, for the avoidance of doubt, using Shares as security in connection with entering into financing transactions during the Relevant Period as well as satisfying any requirements to top-up security under the terms of financing transactions entered into prior to the Relevant Period), provided that there will be no change in the beneficial ownership of the Shares at the time of entering into any such transactions during the Relevant Period; (ii) any dealings by a close associate of Softbank in the securities of the Company over which Softbank has no control provided that such close associate does not have any influence over the Global Offering and does not possess any non-public inside information from the Company; and (iii) its dealings pursuant to Rule 10b5-1 Plans they have set up prior to the Relevant Period, or Category 1;

•                               our directors and chief executive, and directors and chief executives of our Major Subsidiaries, in respect of (i) their respective use of the Shares as security (including, for the avoidance of doubt, using Shares as security in connection with entering into financing transactions during the Relevant Period as well as satisfying any requirements to top-up security under the terms of financing transactions entered into prior to the Relevant Period), provided that there will be no change in the beneficial ownership of the Shares at the time of entering into any such transactions during the Relevant Period and (ii) their respective dealings pursuant to Rule 10b5-1 Plans they have set up prior to the Relevant Period, or Category 2;

•                               directors, chief executives and substantial shareholders of our non-Major Subsidiaries (except for Taobao Holding Limited, Taobao China Holding Limited and Alibaba Investment Limited) and their close associates, or Category 3; and

•                               any other person (whether or not an existing Shareholder) who may, as a result of dealings, become our substantial shareholder and who is not our director or chief executive, or a director or chief executive of our subsidiaries, or their close associates, or Category 4.

For the avoidance of doubt,

•                               as the foreclosure, enforcement or exercise of other rights by the lenders in respect of a security interest over the Shares (including, for the avoidance of doubt, any security interest created pursuant to any top-up of security) will be subject to the terms of the financing transaction underlying such security and not within the control of the pledgor, any change in the beneficial owner of the Shares during the Relevant Period resulting from the foreclosure, enforcement or exercise of other rights by the lenders in respect of such security interest will not be subject to Rule 9.09(b) of the Hong Kong Listing Rules; and

•                               persons in Category 1 and Category 2 who (i) use their respective Shares other than as described in this section “Dealings in the Shares prior to Listing” or (ii) are not dealing in our securities according to Rule 10b5-1 Plans set up before the Relevant Period are subject to the restriction under Rule 9.09(b) of the Hong Kong Listing Rules.

We have applied for, and the Hong Kong Stock Exchange has granted, a waiver from strict compliance with the requirements of Rule 9.09(b) of the Hong Kong Listing Rules in respect of any dealing during the Relevant Period by the Permitted Persons subject to the following conditions:

•                               Categories 1 and 2 of the Permitted Persons who enter into Rule 10b5-1 Plans have no discretion over dealings in our ADSs after the plans have been entered into. Where Categories 1 and 2 of the Permitted Persons use the Shares as security, other than as set out in the waiver above, there will be no change in the beneficial ownership of the Shares during the Relevant Period;

•                               Categories 3 and 4 of the Permitted Persons do not have any influence over the Global Offering and do not possess any of our non-public inside information given such persons are not in a position with access to information that is considered material to us taken as a whole. Given the large number of our subsidiaries and the vast ADS holder base, we and our management do not have effective control over the investment decisions of Categories 3 and 4 of the Permitted Persons in our ADSs;

•                               we will promptly release any inside information to the public in the United States in accordance with the U.S. securities laws and NYSE listing rules. Accordingly, the Permitted Persons (other than Category 1 and Category 2 persons) are not in possession of any non-public inside information of which we are aware;

•                               we will notify the Hong Kong Stock Exchange of any breaches of the dealing restrictions by any of our core connected persons during the Relevant Period when we become aware of the same other than dealings by core connected persons who are Permitted Persons within the permitted scopes as set out above; and

•                               prior to the Listing Date, other than within the permitted scopes as set out above, our directors and chief executive and directors and chief executives of our Major Subsidiaries and their close associates will not deal in the Shares or the ADSs during the Relevant Period. For the avoidance of doubt, such prohibited dealing in our Shares shall not include the granting, vesting, payment or exercise (as applicable) of RSUs, incentive and non-statutory options, restricted shares, dividend equivalents, share appreciation rights and share payments under the Equity Incentive Plans.

Subscription for Shares by existing shareholders

Rule 10.04 of the Hong Kong Listing Rules requires that existing shareholders may only subscribe for or purchase any securities for which listing is sought that are being marketed by or on behalf of a new applicant either in his or its own name or through nominees if the conditions in Rule 10.03 of the Hong Kong Listing Rules are fulfilled. Paragraph 5(2) of Appendix 6 to the Hong Kong Listing Rules states that, without the prior written consent of the Hong Kong Stock Exchange, no allocations will be permitted to be made to directors, existing shareholders of a listing applicant or their close associates, unless the conditions set out in Rules 10.03 and 10.04 are fulfilled.

Our Company has over 1,200 subsidiaries and affiliated consolidated entities and its ADSs are widely held, publicly traded and listed on the NYSE. Categories 3 and 4 of the Permitted Persons (as defined in “— Dealings in Shares Prior to the Listing” above) have no influence over the Global Offering and are not in possession of any non-public inside information and are effectively in the same positions as our public investors. Categories 3 and 4 of the Permitted Persons and other public investors are referred to as Permitted Existing Shareholders.

We have applied for, and the Hong Kong Stock Exchange has granted, a waiver from strict compliance with the requirements of Rule 10.04 and Paragraph 5(2) of Appendix 6 of the Hong Kong Listing Rules in respect of the restriction on Permitted Existing Shareholders to subscribe for or purchase Shares in the Global Offering, subject to the following conditions:

•                               each Permitted Existing Shareholder is interested in less than 5% of the Company’s voting rights before the Listing;

•                               other than the Categories 3 and 4 of the Permitted Persons, each Permitted Existing Shareholder is not a core connected person of the Company;

•                               the Permitted Existing Shareholders do not have the power to appoint directors of the Company or any other special rights in the Company;

•                               the Permitted Existing Shareholders do not have influence over the offering process and will be treated the same as other applicants and placees in the Global Offering;

•                               the Permitted Existing Shareholder will be subject to the same book-building and allocation process as other investors in the Global Offering; and

•                               to the best of their knowledge and belief, each of the Company, the Joint Representatives (for themselves and on behalf of the Underwriters) and the Joint Sponsors (based on its discussions with and confirmations from the Company and the other Joint Representatives (for themselves and on behalf of the Underwriters)), confirms no preferential treatment has been, nor will be, given to the Permitted Existing Shareholders and their close associates as a placee in the International Offering by virtue of their relationship with the Company.

Allocation to the Permitted Existing Shareholders and/or their close associates will not be disclosed in the allotment results announcement of the Company as it would be unduly burdensome for the Company to disclose such information given that there is no requirement to disclose interests under the U.S. Exchange Act unless such person (including directors and officers of the company concerned) who acquires beneficial ownership of more than 5% of equity securities registered under Section 12 of the U.S. Exchange Act.

B. FOREIGN LAWS AND REGULATIONS

We are an exempted company incorporated in the Cayman Islands with limited liability and our affairs are governed by our memorandum and articles of association, and the Cayman Companies Act and the common law of the Cayman Islands.

As of the date of the Prospectus, our authorized share capital was US$100,000 divided into 32,000,000,000 Shares of par value US$0.000003125 per Share.

The following are summaries of material provisions of our Articles, as currently in effect, and the Cayman Companies Act insofar as they relate to the material terms of our Shares.

Summary of Our Constitution

Memorandum of Association

Our Memorandum of Association, as currently in effect, states, among other things, that the liability of our members is limited, that the objects for which we are established are unrestricted and we shall have full power and authority to carry out any object not prohibited by the Cayman Companies Act or any other law of the Cayman Islands.

Our Memorandum of Association is available for inspection at the address specified in Appendix V in the section headed “Documents Available for Inspection.”

Articles of Association

Our Articles of Association, as currently in effect, include provisions to the following effect:

Shares

General

A shareholder shall only be entitled to a share certificate if our directors resolve that share certificates shall be issued. We may not issue shares to bearer.

Dividends

The holders of our Shares are entitled to such dividends as may be declared by our board. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors.

Any dividend unclaimed after a period of six years from the date of declaration of such dividend may be forfeited by our board and, if so forfeited, shall revert to us.

Voting Rights

Each Share is entitled to one vote on all matters upon which our Shares are entitled to vote.

Voting at any meeting of shareholders is by poll.

An ordinary resolution to be passed by our shareholders requires the affirmative vote of a simple majority of the votes cast by our shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution requires the affirmative vote of no less than three-fourths of the votes cast by our shareholders entitled to vote who are present in person or by proxy at a general meeting (except for certain matters described below which require a higher affirmative vote, in which cases the required majority to pass a special resolution shall be 95%, and for certain types of winding up of us, in which case the required majority to pass a special resolution shall be 100%). Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all shareholders, as permitted by our Articles.

Our Articles provide that a special resolution shall be required, and that for the purposes of any such special resolution, the affirmative vote of no less than 95% of votes cast by our shareholders entitled to vote who are present in person or by proxy at a general meeting shall be required to approve any amendments to any provisions of our Articles that relate to or have an impact upon:

•                               the right of the Alibaba Partnership to nominate directors to our board as described below under “— Nomination, Election and Removal of Directors;”

•                               the affirmative shareholder vote necessary to approve or authorize a merger or change of control if the Alibaba Partnership’s right to nominate directors is adversely impacted by such merger or change of control;

•                               the procedures regarding the election, appointment and removal of directors or the size of our board; and

•                               any alteration of the voting rights with respect to the above.

Transfer of Shares

Subject to the restrictions contained in our Articles as set out below, any of our shareholders may transfer all or any of his or her Shares by an instrument of transfer in any usual or common form or any other form approved by our board, executed by or on behalf of the transferor (and, if in respect of a nil or partly paid up share, or if so required by our directors, by or on behalf of the transferee).

Our board may, in its absolute discretion, decline to register any transfer of any Share that has not been fully paid up or is subject to a company lien. Our board may also decline to register any transfer of any Share unless:

•                               the instrument of transfer is lodged with us, accompanied by the certificate for our Shares to which it relates and such other evidence as our board may reasonably require to show the right of the transferor to make the transfer;

•                               the instrument of transfer is in respect of only one class of Shares;

•                               the instrument of transfer is properly stamped, if required;

•                               the Share transferred is fully paid and free of any lien in favor of us;

•                               any fee related to the transfer has been paid to us; and

•                               the transfer is not to more than four joint holders.

If our directors refuse to register a transfer, they are required, within three months after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

Liquidation

On our winding up, if the assets available for distribution among the holders of our Shares shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus will be distributed among the holders of our Shares on a pro rata basis in proportion to the par value of the Shares held by them. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by the holders of our Shares in proportion to the par value of our Shares held by them.

The liquidator may, with the sanction of a special resolution of our shareholders and any other sanction required by the Cayman Companies Act, divide amongst our shareholders in species or in kind the whole or any part of our assets, and may for that purpose value any assets and determine how the division shall be carried out as between our shareholders or different classes of shareholders.

Calls on Shares and Forfeiture of Shares

Our board may from time to time make calls upon shareholders for any amounts unpaid on their Shares. Shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares

We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined by our board. Subject to the provisions of the Cayman Companies Act, we may, by agreement with the relevant shareholder, repurchase our own shares (including any redeemable shares) provided that the manner and terms of such purchase have been approved by our directors or by an ordinary resolution by our shareholders (provided further that no repurchase may be made contrary to the terms or manner recommended by the directors). In addition, we may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares

If at any time, our share capital is divided into different classes of shares, all or any of the rights attached to any class of shares may be varied with the consent in writing of the holders of not less than three-fourths of the shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights will not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Notwithstanding the foregoing, our board may issue preferred shares, without further action by the shareholders. See “— Directors’ Power to Issue Shares.”

Nomination, Election and Removal of Directors

Our Articles provide that persons standing for election as directors at a duly constituted general meeting with requisite quorum shall be elected by an ordinary resolution of our shareholders, which requires the affirmative vote of a simple majority of the votes cast on the resolution by our shareholders entitled to vote who are present in person or by proxy at the meeting. Our Articles further provide that our board is divided into three groups designated as Group I, Group II and Group III with as nearly equal a number of directors in each group as possible. Each director of each group shall, upon the expiration of his or her term, be eligible for re-election at the next following annual general meeting to hold office for a three-year term and until such director’s successor has been duly elected. Our Articles provide that, unless otherwise determined by shareholders in a general meeting, our board shall consist of not less than nine directors, for so long as SoftBank has the right to nominate a director and when SoftBank no longer has such right, not less than seven. Our Articles further provide that our board should be comprised of no fewer than five directors. We have no provisions relating to retirement of directors upon reaching any age limit.

Our Articles provide that the Alibaba Partnership shall have the right to nominate such number of persons who shall stand for election as directors as may be required to ensure that directors nominated or appointed by the Alibaba Partnership shall constitute a simple majority of the total number of directors on our board, with as equal a number of such nominated directors assigned to each group of directors as possible. Our Articles further provide that the Alibaba Partnership’s nomination rights are conditioned on the Alibaba Partnership being governed by the partnership agreement in effect as of the completion of the offering of our ADSs in 2014, or as may be amended in accordance with its terms from time to time. Any amendment to the provisions in the partnership agreement relating to the purpose of the partnership, or to the manner in which the Alibaba Partnership exercises its right to nominate a simple majority of our directors, will be subject to the approval of the majority of our directors who are not nominees or appointees of the Alibaba Partnership and are “independent directors” within the meaning of Section 303A of the Corporate Governance Rules of the New York Stock Exchange.

A nominating and corporate governance committee of our board shall have the right to determine the persons who shall stand for election as directors for the remainder of the places available for election to our board, subject to the right of SoftBank to nominate one person to stand for election so long as SoftBank owns at least 15% of our outstanding shares pursuant to the Articles. Each of the compensation committee and the nominating and corporate governance committee shall consist of at least three directors and the majority of the committee members shall be independent within the meaning of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The audit committee shall consist of at least three directors, all of whom shall be independent within the meaning of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and shall meet the criteria for independence set forth in Rule 10A-3 of the U.S. Exchange Act by the end of the one year transition period for companies following an initial public offering. The director nominated by SoftBank is entitled to receive notices and materials for all meetings of our committees and upon notice to the relevant committee, to join as an observer in meetings of the audit committee, the compensation committee, the nominating and corporate governance committee and other board committees we may establish.

In the event that the appointment of any person standing for election as a director fails to be approved by a simple majority of votes cast at a duly constituted general meeting, the party that nominated such person to stand for election shall have the power to appoint a different person to our board to be a director until the next annual general meeting of shareholders after such appointment. Such appointment shall become effective upon the nominating party giving a written notice (duly signed by the general partner of the Alibaba Partnership, or by majority of the members of the nominating and corporate governance committee, or by an authorized representative of SoftBank, as the case may be) to us, without the requirement for any further vote or approval by our shareholders or our board. In the event of a casual vacancy on our board due to the resignation, death or removal of a director, the party that nominated or appointed such director shall have the right to appoint a person to our board to be a director until the next annual general meeting of shareholders after such appointment. Our board may expand the maximum number of directors on our board, subject to any maximum number determined from time to time by our shareholders at a general meeting. The Alibaba Partnership shall be entitled to appoint such number of additional directors to our board as may be necessary to ensure that the directors nominated or appointed by the Alibaba Partnership comprise a simple majority of our board (such additional directors shall be designated as Alibaba Partnership nominated directors). If at any time our board consists of less than a simple majority of directors nominated or appointed by the Alibaba Partnership for any reason, including because a director previously nominated by the Alibaba Partnership ceases to be a member of our board or because the Alibaba Partnership had previously not fully exercised its right to nominate or appoint a simple majority of our board, the Alibaba Partnership shall be entitled (in its sole discretion) to appoint such number of additional directors to the board as necessary to ensure that the directors nominated or appointed by the Alibaba Partnership comprise a simple majority of our board. The nominating and corporate governance committee shall be entitled to appoint any other directors up to the maximum number of directors on our board, if any (designated as nominating and corporate governance committee nominated directors). The Alibaba Partnership and the nominating and corporate governance committee shall have the right to appoint persons to our board as Alibaba Partnership nominated directors and nominating and corporate governance committee nominated directors, respectively, until the next annual general meeting of shareholders after such appointment.

A director will be removed from office automatically if, among other things, the director (1) dies or becomes bankrupt or makes any arrangement or composition with his creditors generally; or (2) is found of unsound mind; or (3) resigns his office by notice in writing to us. In addition, directors nominated or appointed by the Alibaba Partnership are, so long as the Alibaba Partnership is governed by the partnership agreement in effect or as may be amended in accordance with its terms from time to time, subject to removal, with or without cause, only by the Alibaba Partnership, and director nominated or appointed by SoftBank will be subject to removal, with or without cause, only by SoftBank. So long as the Alibaba Partnership is governed by the partnership agreement in effect or as may be amended in accordance with its terms from time to time, any director nominated or appointed by the nominating and corporate governance committee may be removed for cause by a vote of the majority of our board upon the recommendation of the nominating and corporate governance committee. After such time, any director may be removed by ordinary resolution, with or without cause.

There is no shareholding qualification for directors nor is there any specified age limit for directors.

Proceedings of Our Board

Our Articles provide that our business is to be managed and conducted by our board. The quorum necessary for a board meeting may be fixed by our board and, unless so fixed at another number, will be a majority of the directors.

Our Articles provide that our board may from time to time at its discretion exercise all our powers to raise capital or borrow money, to mortgage or charge all or any part of our undertaking, property and assets (present and future) and uncalled capital and, subject to the Cayman Companies Act, issue debentures, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of us or of any third party.

Changes in Capital

Our shareholders may from time to time by ordinary resolution:

•                               increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

•                               consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•                               sub-divide our existing shares, or any of them into shares of a smaller amount, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; or

•                               cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so canceled.

Our shareholders may by special resolution, subject to any confirmation or consent required by the Cayman Companies Act, reduce our share capital or any capital redemption reserve in any manner permitted by law.

Restrictive Provisions

Under our Articles, in connection with any change of control, merger or sale, the partners of the Alibaba Partnership and other holders of our Shares shall receive the same consideration with respect to their Shares in connection with any such transaction. In addition, our Articles provide that the Alibaba Partnership may not transfer or otherwise delegate or give a proxy to any third party with respect to its right to nominate directors and that the consent of the independent members of our board who are not nominees of the Alibaba Partnership shall be needed for any amendment of the partnership agreement relating to the purpose of the partnership or the manner in which the partnership exercises its rights to nominate or appoint a majority of our board.

Directors’ Power to Issue Shares

Under our Articles, our board is empowered to issue or allot shares or grant options, with or without preferred, deferred, qualified or other special rights or restrictions. In particular, pursuant to our Articles, our board has the authority, without further action by the shareholders, to issue all or any part of our capital and to fix the designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions therefrom, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of our Shares. Our board, without shareholder approval, may issue preferred shares with voting, conversion or other rights that could adversely affect the voting power and other rights of holders of our Shares.

Directors’ Borrowing Powers

Our directors may exercise all of our powers to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of us or of any third party.

Disclosure of interest in contracts with us or any of our subsidiaries

Our Articles provide that a director who has a direct or indirect interest in any contract, business or arrangement in which we or our affiliates is a party or becomes a party to (an “Interested director”), shall declare the nature of his interest at a meeting of the directors.

A general notice given to the directors by any director to the effect that he is affiliated with any specified person and is to be regarded as interested in any contract which may later be made with that person shall be deemed a sufficient declaration of interest in regard to any contract so made.

An Interested director shall be counted in the quorum but shall not be entitled to vote in respect of any contract or proposed contract or arrangement in which he is interested. Except with the prior approval of a majority of the non-Interested directors, we will not, and will cause each of our subsidiaries not to, enter into or engage in any transaction or agreement to which we or any of our subsidiaries, on the one hand, and any such Interested director or person affiliated with such Interested director, on the other hand, are parties or receive any direct or indirect economic or other benefits (except to the extent of their pro rata share in benefits accruing to other shareholders).

Remuneration of directors

Our Articles provide that the remuneration of our directors shall be determined by our board. No independent quorum is required.

Restriction on Ownership of Securities

There are no provisions in our Articles relating to restriction on ownership of our Shares or securities.

Lien on Our shares

Our Articles provide that we have a first and paramount lien on every share (whether or not fully paid) for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that share. We also have a first and paramount lien on every share registered in the name of a person indebted or under liability to us (whether he is the sole registered holder of a share or one of two or more joint holders) for all amounts owing by him or his estate to us (whether or not presently payable). Our directors may at any time declare a share to be wholly or in part exempt from these requirements. Our lien on a share extends to any amount payable in respect of it.

Suspension of Registration of Transfers

Our registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the our Register of Members closed at such times and for such periods as our directors may, in their absolute discretion, from time to time determine, provided always that such registration of transfer shall not be suspended nor our Register of Members closed for more than 30 days in any year.

General Meeting

We may in each year hold a general meeting as annual general meeting and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholder Requisition of General Meeting

A shareholders’ requisition is a requisition of shareholders holding at the date of deposit of the requisition in aggregate not less than one-third of the voting rights of such of the issued Shares as at that date of the deposit carries the right of voting at our general meetings.

Our Articles provide that, the shareholders who requisition a meeting (i) may propose only ordinary resolutions to be considered and voted upon at such meeting; and (ii) shall have no right to propose any resolutions with respect to the election, appointment or removal of directors or with respect to the size of our board.

Save as the right set out above, our shareholders have no right to propose resolutions to be considered or voted upon at our annual general meetings or extraordinary general meetings.

Notice of General Meeting

At least 10 days’ advance notice but not more than 60 days’ advance notice shall be given for any general meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place (except in the case of a virtual meeting), the day and the hour of the meeting as determined by our board and the general nature of the business and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by our board, provided that our general meeting shall, whether or not the notice specified above has been given and whether or not the provisions of our Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed: (a) in the case of an annual general meeting by all shareholders (or their proxies) entitled to attend and vote thereat; and (b) in the case of an extraordinary general meeting by a majority in number of our shareholders (or their proxies) having a right to attend and vote at the meeting, being a majority together holding not less than 95% in par value of our shares giving that right.

Quorum of General Meeting

No business shall be transacted at any general meeting unless a quorum of shareholders is present at the time when the meeting proceeds to business. The quorum required for a general meeting of shareholders is the presence of at least one shareholder entitled to vote, holding in aggregate not less than one-third of the voting power of our shares in issue carrying a right to vote at such meeting.

Claims Against us

Unless otherwise determined by a majority of our board, in the event that (i) any shareholder (the “Claiming Party”) initiates or asserts any claim or counterclaim (“Claim”) or joins, offers substantial assistance to or has a direct financial interest in any Claim against us and (ii) the Claiming Party (or the third party that received substantial assistance from the Claiming Party or in whose Claim the Claiming Party had a direct financial interest) does not obtain a judgment on the merits in which the Claiming Party prevails, then each Claiming Party shall, to the fullest extent permissible by law, be obligated jointly and severally to reimburse us for all fees, costs and expenses (including, but not limited to, all reasonable attorneys’ fees and other litigation expenses) that we may incur in connection with such Claim.

Summary of Cayman Islands Company Act and Taxation

Introduction

The Cayman Companies Act is derived, to a large extent, from the older Companies Acts of England, although there are significant differences between the Cayman Companies Act and the current Companies Act of England. Set out below is a summary of certain provisions of the Cayman Companies Act, although this does not purport to contain all applicable qualifications and exceptions or to be a complete review of all matters of corporate law and taxation which may differ from equivalent provisions in jurisdictions with which interested parties may be more familiar.

Incorporation

We were incorporated in the Cayman Islands as an exempted company with limited liability on 28 June 1999 under the Cayman Companies Act. As such, its operations must be conducted mainly outside the Cayman Islands. We are required to file an annual return each year with the Registrar of Companies of the Cayman Islands and pay a fee which is based on the size of its authorized share capital.

Share Capital

The Cayman Companies Act permits a company to issue ordinary shares, preference shares, redeemable shares or any combination thereof.

The Cayman Companies Act provides that where a company issues shares at a premium, whether for cash or otherwise, a sum equal to the aggregate amount of the value of the premia on those shares shall be transferred to an account called the “share premium account.” At the option of a company, these provisions may not apply to premia on shares of that company allotted pursuant to any arrangement in consideration of the acquisition or cancellation of shares in any other company and issued at a premium. The Cayman Companies Act provides that the share premium account may be applied by a company, subject to the provisions, if any, of its memorandum and articles of association, in such manner as the company may from time to time determine including, but without limitation:

•                               paying distributions or dividends to members;

•                               paying up unissued shares of the company to be issued to members as fully paid bonus shares;

•                               in the redemption and repurchase of shares (subject to the provisions of section 37 of the Cayman Companies Act);

•                               writing-off the preliminary expenses of the company;

•                               writing-off the expenses of, or the commission paid or discount allowed on, any issue of shares or debentures of the company; and

•                               providing for the premium payable on redemption or purchase of any shares or debentures of the company.

No distribution or dividend may be paid to members out of the share premium account unless immediately following the date on which the distribution or dividend is proposed to be paid the company will be able to pay its debts as they fall due in the ordinary course of business.

The Cayman Companies Act provides that, subject to confirmation by the Grand Court of the Cayman Islands, a company limited by shares or a company limited by guarantee and having a share capital may, if so authorized by its articles of association, by special resolution reduce its share capital in any way.

Subject to the detailed provisions of the Cayman Companies Act, a company limited by shares or a company limited by guarantee and having a share capital may, if so authorized by its articles of association, issue shares which are to be redeemed or are liable to be redeemed at the option of the company or a shareholder. In addition, such a company may, if authorized to do so by its articles of association, purchase its own shares, including any redeemable shares. The manner of such a purchase must be authorized either by the articles of association or by an ordinary resolution of the company. The articles of association may provide that the manner of purchase may be determined by the directors of the company. At no time may a company redeem or purchase its shares unless they are fully paid. A company may not redeem or purchase any of its shares if, as a result of the redemption or purchase, there would no longer be any member of the company holding shares. A payment out of capital by a company for the redemption or purchase of its own shares is not lawful unless immediately following the date on which the payment is proposed to be made, the company shall be able to pay its debts as they fall due in the ordinary course of business.

There is no statutory restriction in the Cayman Islands on the provision of financial assistance by a company for the purchase of, or subscription for, its own or its holding company’s shares. Accordingly, a company may provide financial assistance if the directors of the company consider, in discharging their duties of care and to act in good faith, for a proper purpose and in the interests of the company, that such assistance can properly be given. Such assistance should be on an arm’s- length basis.

Dividends and Distributions

With the exception of section 34 of the Cayman Companies Act, there are no statutory provisions relating to the payment of dividends. Based upon English case law which is likely to be persuasive in the Cayman Islands in this area, dividends may be paid only out of profits. In addition, section 34 of the Cayman Companies Act permits, subject to a solvency test and the provisions, if any, of the company’s memorandum and articles of association, the payment of dividends and distributions out of the share premium account (see “— Share Capital” above for details).

Shareholder Suits

The Cayman Islands courts can be expected to follow English case law precedents. The rule in Foss v. Harbottle (and the exceptions thereto which permit a minority shareholder to commence a class action against or derivative actions in the name of the company to challenge (a) an act which is ultra vires the company or illegal, (b) an act which constitutes a fraud against the minority where the wrongdoers are themselves in control of the company, and (c) an action which requires a resolution with a qualified (or special) majority which has not been obtained) has been applied and followed by the courts in the Cayman Islands.

Protection of Minorities

In the case of a company (not being a bank) having a share capital divided into shares, the Grand Court of the Cayman Islands may, on the application of members holding not less than one-fifth of the shares of the company in issue, appoint an inspector to examine into the affairs of the company and to report thereon in such manner as the Grand Court shall direct.

Any shareholder of a company may petition the Grand Court of the Cayman Islands which may make a winding up order if the court is of the opinion that it is just and equitable that the company should be wound up.

Claims against a company by its shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by the company’s memorandum and articles of association.

The English common law rule that the majority will not be permitted to commit a fraud on the minority has been applied and followed by the courts of the Cayman Islands.

Disposal of Assets

The Cayman Companies Act contains no specific restrictions on the powers of directors to dispose of assets of a company. As a matter of general law, in the exercise of those powers, the directors must discharge their duties of care and to act in good faith, for a proper purpose and in the interests of the company.

Accounting and Auditing Requirements

The Cayman Companies Act requires that a company shall cause to be kept proper books of account with respect to:

•                               all sums of money received and expended by the company and the matters in respect of which the receipt and expenditure takes place;

•                               all sales and purchases of goods by the company; and

•                               the assets and liabilities of the company.

Proper books of account shall not be deemed to be kept if there are not kept such books as are necessary to give a true and fair view of the state of the company’s affairs and to explain its transactions.

Register of Members

An exempted company may, subject to the provisions of its articles of association, maintain its principal register of members and any branch registers at such locations, whether within or without the Cayman Islands, as its directors may from time to time think fit. There is no requirement under the Cayman Companies Act for an exempted company to make any returns of members to the Registrar of Companies of the Cayman Islands. The names and addresses of the members are, accordingly, not a matter of public record and are not available for public inspection.

Inspection of Books and Records

Under the Cayman Companies Act, any person may, upon the payment of a fee, inspect a list of the current directors and alternate directors (if applicable) of the Company made available by the Registrar of Companies of the Cayman Islands. Members of a company will have no general right under the Cayman Companies Act to inspect or obtain copies of the register of members or corporate records of the company. They will, however, have such rights as may be set out in the company’s articles of association.

Special Resolutions

The Cayman Companies Act provides that a resolution is a special resolution when it has been passed by a majority of at least two-thirds of such members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given, except that a company may in its articles of association specify that the required majority shall be a number greater than two-thirds, and may additionally so provide that such majority (being not less than two-thirds) may differ as between matters required to be approved by a special resolution. Written resolutions signed by all the members entitled to vote for the time being of the company may take effect as special resolutions if this is authorized by the articles of association of the company.

Subsidiary Owning Shares in Parent

The Cayman Companies Act does not prohibit a Cayman Islands company acquiring and holding shares in its parent company provided its objects so permit. The directors of any subsidiary making such acquisition must discharge their duties of care and to act in good faith, for a proper purpose and in the interests of the subsidiary.

Mergers and Consolidations

The Cayman Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of each constituent company and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

Reconstructions

There are statutory provisions which facilitate reconstructions and amalgamations approved by a majority in number representing 75% in value of shareholders or creditors, depending on the circumstances, as are present at a meeting called for such purpose and thereafter sanctioned by the Grand Court of the Cayman Islands. Whilst a dissenting shareholder would have the right to express to the Grand Court his view that the transaction for which approval is sought would not provide the shareholders with a fair value for their shares, the Grand Court is unlikely to disapprove the transaction on that ground alone in the absence of evidence of fraud or bad faith on behalf of management and if the transaction were approved and consummated the dissenting shareholder would have no rights comparable to the appraisal rights (i.e. the right to receive payment in cash for the judicially determined value of his shares) ordinarily available, for example, to dissenting shareholders of United States corporations.

Take-overs

Where an offer is made by a company for the shares of another company and, within four months of the offer, the holders of not less than 90% of the shares which are the subject of the offer accept, the offeror may at any time within two months after the expiration of the said four months, by notice require the dissenting shareholders to transfer their shares on the terms of the offer. A dissenting shareholder may apply to the Grand Court of the Cayman Islands within one month of the notice objecting to the transfer. The burden is on the dissenting shareholder to show that the Grand Court should exercise its discretion, which it will be unlikely to do unless there is evidence of fraud or bad faith or collusion as between the offeror and the holders of the shares who have accepted the offer as a means of unfairly forcing out minority shareholders.

Indemnification

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy (e.g. for purporting to provide indemnification against the consequences of committing a crime).

Liquidation

A company may be placed in liquidation compulsorily by an order of the court, or voluntarily (a) by a special resolution of its members if the company is solvent, or (b) by an ordinary resolution of its members if the company is insolvent. The liquidator’s duties are to collect the assets of the company (including the amount (if any) due from the contributories (shareholders)), settle the list of creditors and discharge the company’s liability to them, ratably if insufficient assets exist to discharge the liabilities in full, and to settle the list of contributories and divide the surplus assets (if any) amongst them in accordance with the rights attaching to the shares.

Stamp Duty on Transfers

No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands.

Taxation

Pursuant to section 6 of the Tax Concessions Act (2018 Revision) of the Cayman Islands, we may obtain an undertaking from the Financial Secretary of the Cayman Islands:

(a)                      that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations; and

(b)                      in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

(i)                          on or in respect of our shares, debentures or other obligations; or

(ii)                       by way of the withholding in whole or in part of any relevant payment as defined in section 6(3) of the Tax Concessions Act (2018 Revision).

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands. The Cayman Islands are not party to any double tax treaties that are applicable to any payments made by or to us.

Exchange Control

There are no exchange control regulations or currency restrictions in the Cayman Islands.

Material United States Federal Income Tax Considerations

The following summary describes the material United States federal income tax consequences of the ownership of our ordinary shares and ADSs as of the date hereof. The discussion set forth below is applicable only to United States Holders. Except where noted, this summary deals only with ordinary shares and ADSs held as capital assets. As used herein, the term “United States Holder” means a beneficial owner of an ordinary share or ADS that is for United States federal income tax purposes:

•                               an individual citizen or resident of the United States;

•                               a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•                               an estate the income of which is subject to United States federal income taxation regardless of its source; or

•                               a trust if it is subject to the primary supervision of a court within the United States and one or more United States persons has or have the authority to control all substantial decisions of the trust, or if it has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•                               a dealer in securities or currencies;

•                               a financial institution;

•                               a regulated investment company;

•                               a real estate investment trust;

•                               an insurance company;

•                               a tax-exempt organization;

•                               a person holding our ordinary shares or ADSs as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•                               a trader in securities that has elected the mark-to-market method of accounting for your securities;

•                               a person liable for alternative minimum tax;

•                               a person who owns or is deemed to own 10% or more of our stock (by vote or value);

•                               a person required to accelerate the recognition of any item of gross income with respect to our ordinary shares or ADSs as a result of such income being recognized on an applicable financial statement;

•                               a partnership or other pass-through entity for United States federal income tax purposes; or

•                               a person whose “functional currency” is not the U.S. dollar.

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and the relevant authorities may be replaced, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the depositary to us and assumes that the Deposit Agreement, and all other related agreements, will be performed in accordance with their terms.

If a partnership holds our ordinary shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ordinary shares or ADSs, you should consult your tax advisors.

This summary does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income, or the effects of any state, local or non-United States tax laws. If you are considering the purchase, ownership or disposition of our ordinary shares or ADSs, you should consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

ADSs

If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying ordinary shares that are represented by the ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to United States federal income tax.

Taxation of Dividends

Subject to the discussion under “— Passive Foreign Investment Company” below, the gross amount of distributions on the ADSs or ordinary shares (including any amounts withheld to reflect PRC withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. The income (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of the ordinary shares, or by the depositary, in the case of ADSs. The dividends will not be eligible for the dividends received deduction allowed to corporations under the Code. The following discussion assumes that all dividends will be paid in U.S. dollars.

With respect to non-corporate United States investors, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on ordinary shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which are listed on the NYSE) are readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our ordinary shares that are represented by ADSs will meet the conditions required for the reduced tax rates. Since we do not expect that our ordinary shares will be listed on an established securities market in the United States, we do not believe that dividends that we pay on our ordinary shares that are not represented by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in subsequent years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we were deemed to be a PRC resident enterprise under the EIT Law, although no assurance can be given, we might be eligible for the benefits of the income tax treaty between the United States and the PRC, which is hereinafter referred to as the Treaty, and if we were eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether the shares are  represented by ADSs, would be eligible for the reduced rates of taxation. Non-corporate United States Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

Non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a passive foreign investment company (“PFIC”) in the taxable year in which the dividends are paid or in the preceding taxable year. See “— Passive Foreign Investment Company” below.

In the event that we were deemed to be a PRC resident enterprise under the EIT Law, you might be subject to PRC withholding taxes on dividends paid to you with respect to the ADSs or ordinary shares. In that case, subject to certain conditions and limitations, PRC withholding taxes on dividends would be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or ordinary shares will be treated as foreign-source income and will generally constitute passive category income. However, in certain circumstances, if you have held the ADSs or ordinary shares for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for any PRC withholding taxes imposed on dividends paid on the ADSs or ordinary shares. If you are eligible for Treaty benefits, any PRC taxes on dividends will not be creditable against your United States federal income tax liability to the extent withheld at a rate exceeding the applicable Treaty rate.

The rules governing the foreign tax credit are complex. You are urged to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the ADSs or ordinary shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of the ADSs or ordinary shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange, as described below under “— Taxation of Capital Gains.” Consequently, any distributions in excess of our current and accumulated earnings and profits would generally not give rise to foreign source income and you would generally not be able to use the foreign tax credit arising from any PRC withholding tax imposed on those distributions unless the credit can be applied (subject to applicable limitations) against United States federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes. However, we do not expect to keep earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).

Distributions of ADSs, ordinary shares or rights to subscribe for ordinary shares that are received as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income tax.

Consequently, these distributions generally will not give rise to foreign source income and you generally will not be able to use the foreign tax credit arising from any PRC withholding tax imposed on the distributions unless the credit can be applied (subject to applicable limitations) against United States federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes.

Passive Foreign Investment Company

Based on the projected composition of our income and assets and the valuation of our assets, including goodwill, we do not expect to be a PFIC for our current taxable year, and we do not expect to become one in the future, although there can be no assurance in this regard.

In general, we will be a PFIC for any taxable year in which:

•                               at least 75% of our gross income is passive income; or

•                               at least 50% of the value (determined on a quarterly basis) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income. Although we do not expect to be a PFIC, it is not entirely clear how the contractual arrangements between us and our variable interest entities will be treated for purposes of the PFIC rules. If it were determined that we do not own the stock of our variable interest entities for United States federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), we may be treated as a PFIC.

The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. Because we have valued our goodwill based on the market value of our ADSs, a decrease in the price of our ADSs may also result in our becoming a PFIC. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules discussed below.

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares and you do not make a timely mark-to-market election (as discussed below), you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ADSs or ordinary shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as excess distributions. Under these special tax rules:

•                               the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares;

•                               the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

•                               the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each relevant year.

In addition, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which the dividends are paid or in the preceding taxable year. You will generally be required to file Internal Revenue Service Form 8621 if you hold our ADSs or ordinary shares in any year in which we are classified as a PFIC.

If we were a PFIC for any taxable year during which you hold our ADSs or ordinary shares and any of our non-United States subsidiaries was also a PFIC, a United States Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that the stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available to United States Holders of ADSs since the ADSs are listed on the NYSE, which constitutes a qualified exchange, provided the ADSs are “regularly traded” for purposes of the mark-to-market election (for which no assurance can be given). It should also be noted that only the ADSs and not the ordinary shares are listed on the NYSE. Consequently, if you are a United States Holder of ordinary shares that are not represented by ADSs, you generally will not be eligible to make a mark-to-market election if we are or were to become a PFIC.

If you make an effective mark-to-market election, you will include in each year that we are a PFIC as ordinary income the excess of the fair market value of your ADSs at the end of the year over your adjusted tax basis in the ADSs. You will be entitled to deduct as an ordinary loss in each relevant year the excess of your adjusted tax basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, in each year that we are a PFIC any gain you recognize upon the sale or other disposition of your ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

Your adjusted tax basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark- to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

Alternatively, you can sometimes avoid the rules described above by electing to treat a PFIC as a “qualified electing fund” under Section 1295 of the Code. However, this option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election.

You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADSs or ordinary shares if we are considered a PFIC in any taxable year.

Taxation of Capital Gains

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange of ADSs or ordinary shares in an amount equal to the difference between the amount realized for the ADSs or ordinary shares and your tax basis in the ADSs or ordinary shares, both as determined in U.S. dollars. Subject to the discussion under “— Passive Foreign Investment Company” above, this gain or loss will generally be capital gain or loss. If, however, the sale or exchange is for an amount denominated in a non-U.S. currency and there is a fluctuation in the relevant U.S. dollar/non-U.S. currency exchange rate between the sale or exchange date and the settlement date, accrual basis taxpayers may be subject to special rules that would result in ordinary exchange gain or loss to the extent of such exchange rate fluctuation. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, if we were treated as a PRC resident enterprise for EIT Law purposes and PRC tax were imposed on any gain, and if you are eligible for the benefits of the Treaty, you may elect to treat this gain as PRC source gain under the Treaty. If you are not eligible for the benefits of the Treaty or you fail to make the election to treat any gain as PRC source, then you may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of our ADSs or ordinary shares unless the credit can be applied (subject to applicable limitations) against tax due on other income derived from foreign sources. You will be eligible for the benefits of the Treaty if, for purposes of the Treaty, you are a resident of the United States, and you meet other requirements specified in the Treaty. Because the determination of whether you qualify for the benefits of the Treaty is fact- intensive and depends upon your particular circumstances, you are specifically urged to consult your tax advisors regarding your eligibility for the benefits of the Treaty. You are also urged to consult your tax advisor regarding the tax consequences in case any PRC tax is imposed on gain on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit and the election to treat any gain as PRC source, under your particular circumstances.

You should note that any Hong Kong stamp duty will not be treated as a creditable foreign tax for United States federal income tax purposes, although you may be entitled to deduct any such stamp duty, subject to applicable limitations under the Code.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our ADSs or ordinary shares and the proceeds from the sale, exchange or other disposition of our ADSs or ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. A backup withholding tax may apply to these payments if you fail to provide a taxpayer identification number or certification of exempt status or, in the case of dividend payments, if you fail to report in full dividend and interest income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the Internal Revenue Service in a timely manner.

Under the Hiring Incentives to Restore Employment Act of 2010, certain United States Holders are required to report information relating to ADSs or ordinary shares, subject to limited exceptions (including an exception for ADSs or ordinary shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold ADSs or ordinary shares. You are urged to consult your own tax advisors regarding information reporting requirements relating to your ownership of the ADSs or ordinary shares.

C.         CONSTITUTIONAL DOCUMENTS

THE COMPANIES LAW (2020 REVISION) OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

MEMORANDUM AND ARTICLES OF ASSOCIATION OF

ALIBABA GROUP HOLDING LIMITED

阿里巴巴集團控股有限公司

(adopted by a Special Resolution passed on September 30, 2020)

THE COMPANIES LAW (2020 REVISION) OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION OF

ALIBABA GROUP HOLDING LIMITED

阿里巴巴集團控股有限公司

(adopted by a Special Resolution passed on September 30, 2020)

1.                                   The English name of the Company is Alibaba Group Holding Limited and the Chinese name of the Company is 阿里巴巴集團控股有限公司.

2.                                   The Registered Office of the Company is situated at the offices of Trident Trust Company (Cayman) Limited, Fourth Floor, One Capital Place, P.O. Box 847, George Town, Grand Cayman, Cayman Islands, or at such other location within the Cayman Islands as the Directors may from time to time determine.

3.                                   The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Law or any other law of the Cayman Islands.

4.                                   The Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit as provided by the Companies Law.

5.                                   The Company shall not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this section shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

6.                                   The liability of each Shareholder of the Company is limited to the amount, if any, unpaid on the Shares held by such Shareholder.

7.                                   The authorized share capital of the Company is US$100,000 divided into 32,000,000,000 Ordinary Shares of a nominal or par value of US$0.000003125 each. Subject to the Companies Law and the Articles of Association, the Company shall have power to redeem or purchase any of its Shares and to sub-divide or consolidate the said Shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of  the Company hereinbefore provided.

8.                                   The Company has the power to deregister in the Cayman Islands and be registered by way of continuation in some other jurisdiction.

9.                                   Capitalized terms that are not defined in this Memorandum of Association bear the same meanings as those given in the Articles of Association of the Company.

ACCOUNTS, AUDIT AND ANNUAL RETURN AND DECLARATION	84
CAPITALIZATION	85
SHARE PREMIUM ACCOUNT	86
NOTICES	86
INFORMATION	88
INDEMNITY	88
FINANCIAL YEAR	89
NON-RECOGNITION OF TRUSTS	89
WINDING UP	89
AMENDMENT OF ARTICLES OF ASSOCIATION	90
MERGERS AND CONSOLIDATIONS	90
CLOSING OF REGISTER OR FIXING RECORD DATE	90
CLAIMS AGAINST THE COMPANY	91
REGISTRATION BY WAY OF CONTINUATION	91
DISCLOSURE	91

THE COMPANIES LAW (2020 REVISION)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

ALIBABA GROUP HOLDING LIMITED

阿里巴巴集團控股有限公司

(adopted by a Special Resolution passed on September 30, 2020)

TABLE A

The Regulations contained or incorporated in Table `A’ in the First Schedule of the Law shall not apply to the Company and the following Articles shall comprise the Articles of Association of the Company.

INTERPRETATION

1.                            In these Articles the following defined terms will have the meanings ascribed to them, if not inconsistent with the subject or context:

“ADS”	means an American depositary share representing Ordinary Shares;

“Articles” or “Articles of Association”	means these articles of association of the Company, as amended or substituted from time to time;

“Articles Effectiveness Date”	means on September 24, 2014, the date upon which these Articles become effective;

“Attorney” or “Authorized Signatory”	means any company, firm or Person or body of Persons, whether nominated directly or indirectly by the Directors, appointed to be the attorney or attorneys or authorized signatory of the Company;

“Board” or “Board of Directors” or “Directors”	means the directors of the Company for the time being or as the case may be, the directors assembled as a board or as a committee thereof;

“Chairman”	means the chairman of the Board;

“Class” or “Classes”	means any class or classes of Shares as may from time to time be issued by the Company;

“Commission”	means Securities and Exchange Commission of the United States of America or any other federal agency for the time being administering the Securities Act;

“Communication Facilities”

means technology by which natural persons are capable of hearing and being heard by each other, and if the Directors so determine in respect of any general meeting of the Shareholders, the functional equivalent for those with no or impaired hearing;

“Companies Law” or “Statute”	means the Companies Law (2020 Revision) of the Cayman Islands and any statutory amendment or re-enactment thereof;

“Company”	means Alibaba Group Holding Limited, a Cayman Islands exempted company;

“Company’s Website”	means the website of the Company, the address or domain name of which has been notified to Shareholders;

“Designated Stock Exchanges”

means The New York Stock Exchange in the United States for so long as the Company’s Shares or ADSs are there listed and any other stock exchange on which the Company’s Shares or ADSs are listed for trading;

“Designated Stock Exchange Rules”	means the relevant code, rules and regulations, as amended, from time to time, applicable as a result of the original and continued listing of any Shares or ADSs on the Designated Stock Exchanges;

“electronic”

means the meaning given to it in the Electronic Transactions Law and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor;

“electronic communication”

means electronic posting to the Company’s Website,transmission to any number, address or internet website or other electronic delivery methods as otherwise decided and approved by not less than two-thirds of the vote of the Board;

“Electronic Transactions Law”	means the Electronic Transactions Law (2003 Revision)of the Cayman Islands and any statutory amendment or re-enactment thereof;

“Group I”	means the group of Directors that serves until the first annual general meeting following the Articles Effectiveness Date and for each successive three year term thereafter;

“Group II”	means the group of Directors that serves until the second annual general meeting following the Articles Effectiveness Date and for each successive three year term thereafter;

“Group III”	means the group of Directors that serves until the third annual general meeting following the Articles Effectiveness Date and for each successive three year term thereafter;

“Indemnified Person”

means every Director, Secretary, assistant secretary, or other officer for the time being and from time to time of the Company (but not including the Company’s auditors) and the personal representatives of the same;

“Independent Director”	means a Director who is an independent director as defined in the Designated Stock Exchange Rules as determined by the Board;

“Interested Director”	means a Director who has a direct or indirect interest in any contract, business or arrangement in which the Company or its affiliates is a party or becomes a party to;

“Law”	means the Companies Law and every other law and regulation of the Cayman Islands for the time being in force concerning companies and affecting the Company;

“Memorandum of Association” or “Memorandum”	means the memorandum of association of the Company, as amended or substituted from time to time;

“Month”	means calendar month;

“Ordinary Resolution”	means a resolution:

(a)     passed by a simple majority of the votes cast by Shareholders who, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company, regard being had in computing a majority to the number of votes to which each Shareholder is entitled; or

(b)     approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed;

“Ordinary Shares”	means the ordinary shares in the capital of the Company;

“paid up”	means paid up as to the par value in respect of the issue of any Shares and includes credited as paid up;

“Partnership”	means Lakeside Partners L.P., a Cayman Islands exempted limited partnership;

“Partnership Agreement”	means the agreement of partnership for the Partnership, dated August 28, 2014;

“Partnership Condition”

means that the Partnership is operating under the terms of the Partnership Agreement, as amended from time to time, provided, however, that any amendment to Clause 5 (Purpose, Business and Powers), Clauses 17.1 through 17.6, 17.8 and Clause 17.9 (each relating to the eligibility for, nomination of and procedures for the election of new partners), Clause 19.2 (relating to the mandatory retirement of partners), Clause 20 (Removal of Partners), Clause 21 (relating to the transfer of partnership interests), Clause 22 (Selection and Removal of Partnership Directors), Clause 28.1 and Clause 28.2(e) (relating to amendments to the Partnership Agreement) of the Partnership Agreement or any other amendment, modification or supplement to the Partnership Agreement having the effect of amending or superseding such provisions has been approved by a majority of the Independent Directors (excluding any Independent Directors nominated or appointed by the Partnership). Any amendment to Clause 5 (Purpose, Business and Powers), Clauses 17.1 through 17.6, 17.8 and Clause 17.9 (each relating to the eligibility for, nomination of and procedures for the election of new partners), Clause 19.2 (relating to the mandatory retirement of partners), Clause 20 (Removal of Partners), Clause 21 (relating to the transfer of partnership interests), Clause 22 (Selection and Removal of Partnership Directors), Clause 28.1 and Clause 28.2(e) (relating to amendments to the Partnership Agreement) of the Partnership Agreement or any other amendment, modification or supplement to the Partnership Agreement having the effect of amending or superseding such provisions without the approval of a majority of the Independent Directors (excluding any Independent Directors nominated or appointed by the Partnership) shall automatically be deemed a failure of the Partnership Condition;

“Person”

means any natural person, firm, company, joint venture, partnership, corporation, association or other entity (whether or not having a separate legal personality) or any of them as the context so requires;

“Present”

means, in respect of any Person, such Person’s presence at a general meeting of Shareholders, which may be satisfied by means of such Person or, if a corporation or other non-natural Person, its duly authorized representative (or, in the case of any Shareholder, a proxy which has been validly appointed by such Shareholder in accordance with these Articles), being: (a) physically present at the venue specified in the notice convening the meeting; or (b) in the case of any meeting at which Communications Facilities are permitted in accordance with these Articles, including any Virtual Meeting, connected by Communication Facilities in accordance with procedures specified in the notice convening such general meeting; and “Presence” shall be construed accordingly;

“Register”	means the register of members of the Company, which sets out details of the Shareholders of the Company, maintained in accordance with the Companies Law;

“Registered Office”	means the registered office of the Company as required by the Companies Law;

“Seal”	means the common seal of the Company (if adopted) including any facsimile thereof;

“Secretary”	means any Person appointed by the Directors to perform any of the duties of the secretary of the Company;

“Share”

means a share in the capital of the Company; all references to “Shares” herein shall be deemed to be Shares of any or all Classes as the context may require; and, for the avoidance of doubt, in these Articles the expression “Share” shall include a fraction of a Share;

“Share Premium Account”	means the share premium account established in accordance with these Articles and the Companies Law;

“Shareholder”	means a Person who is registered as the holder of Shares in the Register;

“signed”

means bearing a signature or representation of a signature affixed by mechanical means or an electronic symbol or process attached to or logically associated with an electronic communication and executed or adopted by a Person with the intent to sign the electronic communication;

“SoftBank”	means SoftBank Corp., a Japanese corporation;

“SoftBank Affiliate”

means (i) any wholly owned subsidiary of SoftBank and (ii) any Person that directly or indirectly through one or more intermediaries, is controlled by, or under common control with SoftBank, including but not limited to a subsidiary of SoftBank, provided, however, that, in addition to such control or common control SoftBank either (a) owns, directly or indirectly, share capital or other equity interests representing more than 75% of the outstanding voting securities or other equity interests (disregarding, for the avoidance of doubt, any carried interest or similar economic participation rights of any Person formed as a fund, provided such interest or rights do not confer voting rights as to the governance of such Person on the holder thereof) or (b) owns, directly or indirectly, share capital or other equity interests representing more than 50% of such outstanding voting securities or other equity interests and has the right to designate at least two-thirds (2/3) of the directors of such Person; “control” for the purposes of this definition means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract or other arrangement, as trustee or executor, or otherwise;

“Special Partnership Matter”

means, for so long as the Partnership Condition is satisfied, the matters set out in Article 46(a), Article 57(f), Articles 83 to 94 and Article 168 and the definitions of “Partnership”, “Partnership Agreement”, “Partnership Condition”, “Special Partnership Matters” and “Special Resolution” under these Articles;

“Special Resolution”	means a special resolution of the Company passed in accordance with the Law, being a resolution:

(a)        passed by a majority of not less than three-fourths (or, in respect of any resolution relating to a Special Partnership Matter, or in any way having the effect of affecting a Special Partnership Matter, including, without limitation, any amendment to the provisions of the Memorandum or Articles which relate to a Special Partnership Matter, by 95%; or in respect of a Special Resolution passed pursuant to Article 163(c), by 100%) of the votes cast by such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given, regard being had in computing a majority to the number of votes to which each Shareholder is entitled; or

(b)        approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the Special Resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed;

“Treasury Share”	means a Share held in the name of the Company as a treasury share in accordance with the Statute;

“U.S. Securities Act”

means the Securities Act of 1933 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time;

“United States”	means the United States of America, its territories, its possessions and all areas subject to its jurisdiction;

“Virtual Meeting”

means any general meeting of the Shareholders at which the Shareholders (and any other permitted participants of such meeting, including without limitation the chairman of the meeting and any Directors) are permitted to be Present solely by means of Communications Facilities;

“Voting Agreement”

means the Voting Agreement among the Company, Yahoo! Inc., SoftBank, the Management Members (as defined therein) and certain other shareholders of the Company dated as of September 18, 2014, as amended from time to time; and

“year”	means calendar year.

2.                                   In these Articles, save where the context requires otherwise:

(a)                       words importing the singular number shall include the plural number and vice versa;

(b)                       words importing the masculine gender only shall include the feminine gender and any Person as the context may require;

(c)                        the word “may” shall be construed as permissive and the word “shall” shall be construed as imperative;

(d)                       reference to a U.S. dollar or U.S. dollars (or US$) and to a cent or cents is reference to dollars and cents of the United States of America;

(e)                        reference to a statutory enactment shall include reference to any amendment or re-enactment thereof for the time being in force;

(f)                         reference to any determination by the Directors shall be construed as a determination by the Directors in their sole and absolute discretion (subject, for the avoidance of doubt, to such determination being in accordance with their fiduciary and other duties as Directors) and shall be applicable either generally or in any particular case;

(g)                        reference to “in writing” shall be construed as written or represented by any means reproducible in writing, including any form of print, lithograph, email, facsimile, photograph or telex or represented by any other substitute or format for storage or transmission for writing or partly one and partly another; and

(h)                       Sections 8 and 19 of the Electronic Transactions Law shall not apply.

3.                                   Subject to the last two preceding Articles, any words defined in the Companies Law shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

PRELIMINARY

4.                                   The business of the Company may be conducted as the Directors see fit.

5.                                   The Registered Office shall be at such address in the Cayman Islands as the Directors may from time to time determine. The Company may in addition establish and maintain such other offices and places of business and agencies in such places as the Directors may from time to time determine.

6.                                   The expenses incurred in the formation of the Company and in connection with the offer for subscription and issue of Shares shall be paid by the Company. Such expenses may be amortized over such period as the Directors may determine and the amount so paid shall be charged against income and/or capital in the accounts of the Company as the Directors shall determine.

7.                                   The Directors shall keep, or cause to be kept, the Register at such place as the Directors may from time to time determine and, in the absence of any such determination, the Register shall be kept at the Registered Office.

SHARES

8.                                   Subject to these Articles, all Shares for the time being unissued shall be under the control of the Directors who may:

(a)                       issue, allot and dispose of the same to such Persons, in such manner, on such terms and having such rights and being subject to such restrictions as they may from time to time determine; and

(b)                       grant options with respect to such Shares and issue warrants or similar instruments with respect thereto;

and, for such purposes, the Directors may reserve an appropriate number of Shares for the time being unissued.

9.                                   The Directors may authorize the division of Shares into any number of Classes and the different Classes shall be authorized, established and  designated  (or  re-designated  as  the case may be) and the variations in the relative rights (including, without limitation, voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations as between the different Classes (if any) may be fixed and determined by the Directors or by a Special Resolution. The Directors may issue Shares with such preferred or other rights, all or any of which may be greater than the rights of Ordinary Shares, at such time and on such terms as they may think appropriate.

10.                            The Company may insofar as may be permitted by law, pay a commission to any Person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any Shares. Such commissions may be satisfied by the payment of cash or the lodgement of fully or partly paid-up Shares or partly in one way and partly in the other. The Company may also pay such brokerage as may be lawful on any issue of Shares.

11.                            The Directors may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason.

12.                            The Company may not issue shares to bearer.

MODIFICATION OF RIGHTS

13.                            Whenever the capital of the Company is divided into different Classes the rights attached to any such Class may, subject to any rights or restrictions for the time being attached to any Class, only be materially adversely varied or abrogated with the consent in writing of the holders of a majority of not less than three-fourths of the issued Shares of that Class or with the sanction of a Special Resolution passed at a separate meeting of the holders of the Shares of that Class. To every such separate meeting all the provisions of these Articles relating to general meetings of the Company or to the proceedings thereat shall, mutatis mutandis , apply, except that the necessary quorum shall be one or more Persons at least holding or representing by proxy one-third in nominal or par value amount of the issued Shares of the relevant Class (but so that if at any adjourned meeting of such holders a quorum as above defined is not present, those Shareholders who are present shall form a quorum) and that, subject to any rights or restrictions for the time being attached to the Shares of that Class, every Shareholder of the Class shall have one vote for each Share of the Class held by him. For the purposes of this Article the Directors may treat all the Classes or any two or more Classes as forming one Class if they consider that all such Classes would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate Classes.

14.                            The rights conferred upon the holders of the Shares of any Class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the Shares of that Class, be deemed to be materially adversely varied or abrogated by, among other things, the creation, allotment or issue of further Shares ranking equally with or in priority or subsequent to such existing Class or the redemption or purchase of any Shares of any Class by the Company. The rights of the holders of Shares shall not be deemed to be materially adversely varied or abrogated by the creation or issue of Shares with preferred or other rights including, without limitation, the creation of Shares with enhanced or weighted voting rights.

CERTIFICATES

15.                            A Shareholder shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or other person authorised by the Directors. The Directors may authorize certificates to be issued with the authorized signature(s) affixed by mechanical process. All certificates for Shares shall be consecutively numbered or otherwise identified and shall  specify  the Shares to which they relate. All certificates surrendered to the Company for transfer shall be cancelled and subject to the Articles no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled.

16.                            Every share certificate of the Company shall bear legends required under the applicable laws, including the U.S. Securities Act.

17.                            Any two or more certificates representing Shares of any one Class held by any Shareholder may at the Shareholder’s request be cancelled and a single new certificate for such Shares issued in lieu on payment (if the Directors shall so require) of US$1.00 or such smaller sum as the Directors shall determine.

18.                            If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same Shares may be issued to the relevant Shareholder upon request subject to delivery up of the old certificate or (if alleged to have been lost, stolen or destroyed) compliance with such conditions as to evidence and indemnity and the payment of out-of-pocket expenses of the Company in connection with the request as the Directors may think fit.

19.                            In the event that Shares are held jointly by several Persons, any request may be made by any one of the joint holders and if so made shall be binding on all of the joint holders.

FRACTIONAL SHARES

20.                            The Directors may issue fractions of a Share and, if so issued, a fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to nominal or par value, premium, contributions, calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights (including, without prejudice to the generality of the foregoing, voting and participation rights) and other attributes of a whole Share. If more than one fraction of a Share of the same Class is issued to or acquired by the same Shareholder such fractions shall be accumulated.

LIEN

21.                            The Company has a first and paramount lien on every Share (whether or not fully paid) for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that Share. The Company also has a first and paramount lien on every Share registered in the name of a Person indebted or under liability to the Company (whether he is the sole registered holder of a Share or one of two or more joint holders) for all amounts owing by him or his estate to the Company (whether or not presently payable). The Directors may at any time declare a Share to be wholly or in part exempt from the provisions of this Article. The Company’s lien on a Share extends to any amount payable in respect of it.

22.                            The Company may sell, in such manner as the Directors in their absolute discretion think fit, any Share on which the Company has a lien, but no sale shall be made unless an amount in respect of which the lien exists is presently payable nor until the expiration of fourteen days after a notice in writing, demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the Share, or the Persons entitled thereto by reason of his death or bankruptcy.

23.                            For giving effect to any such sale the Directors may authorize some Person to transfer the Shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the Shares comprised in any such transfer and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

24.                            The proceeds of the sale after deduction of expenses, fees and commission incurred by the Company shall be received by the Company and applied in payment of such  part  of  the amount in respect of which the lien exists as is presently payable, and  the  residue  shall (subject to a like lien for sums not presently payable as existed upon the Shares prior to the sale) be paid to the Person entitled to the Shares immediately prior to the sale.

CALLS ON SHARES

25.                            Subject to the terms of the allotment, the Directors may from time to time make calls upon the Shareholders in respect of any amounts  unpaid  on  their  Shares  by  giving  notice  to such Shareholders at least fourteen days prior to the specified time of payment, and each Shareholder shall pay to the Company at the time or times so specified the amount called on such Shares.

26.                            The joint holders of a Share shall be jointly and severally liable to  pay  calls  in  respect thereof.

27.                            If a sum called in respect of a Share is not paid before or on the day appointed for payment thereof, the Person from whom the sum is due shall pay interest upon the sum at the rate of 8% per annum from the day appointed for the payment thereof to the time of the actual payment, but the Directors shall be at liberty to waive payment of that interest wholly or in part.

28.                            The provisions of these Articles as to the liability of joint holders and as to payment of interest shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the amount of the Share, or by way of premium, as if the same had become payable by virtue of a call duly made and notified.

29.                            The Directors may make arrangements on the issue of partly paid Shares for a difference between the Shareholders, or the particular Shares, in the amount of calls to be paid and in the times of payment.

30.                            The Directors may, if they think fit, receive from any Shareholder willing to advance the same all or any part of the moneys uncalled and unpaid upon any partly paid Shares held by him, and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate (not exceeding without the sanction of an Ordinary Resolution, 8% per annum) as may be agreed upon between the Shareholder paying the sum in advance and the Directors.

FORFEITURE OF SHARES

31.         If a Shareholder fails to pay any call or installment of a call in respect of partly paid Shares on the day appointed for payment, the  Directors  may,  at  any  time  thereafter  during  such time as any part of such call or installment remains unpaid, serve a notice on him requiring payment of so much of the call or installment as is unpaid, together with any interest which may have accrued.

32.         The notice shall name a further day (not earlier than the expiration of fourteen days from the date of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed the Shares in respect of which the call was made will be liable to be forfeited.

33.         If the requirements of any such notice as aforesaid are not complied  with,  any  Share  in respect of which the notice has been given may at any time thereafter, before the payment required by notice has been made, be forfeited by a resolution of the Directors to that effect.

34.         A forfeited Share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

35.         A Person whose Shares have been forfeited shall cease to be a Shareholder in respect of the forfeited Shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him to the Company in respect of the Shares forfeited, but his liability shall cease if and when the Company receives payment in full of the amount unpaid on the Shares forfeited.

36.         A certificate in writing under the hand of a Director of the Company that a Share has been duly forfeited on a date stated in the certificate, shall be conclusive evidence of the facts in the declaration as against all Persons claiming to be entitled to the Share.

37.         The Company may receive the consideration, if any, given for a Share on any sale or disposition thereof pursuant to the provisions of these Articles as to forfeiture and  may execute a transfer of the Share in favour of the Person to whom the Share is sold or disposed of and that Person shall be registered as the holder of the Share, and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the disposition or sale.

38.         The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which by the terms of issue of a Share becomes due and payable, whether on account of the amount of the Share, or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

TRANSFER OF SHARES

39.                            The instrument of transfer of any Share shall be in writing and in any usual or common form or such other form as the Directors may, in their absolute discretion, approve and be executed by or on behalf of the transferor and if in respect of a nil or partly paid up Share, or if so required by the Directors, shall also be executed on behalf of the transferee and shall be accompanied by the certificate (if any) of the Shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain a Shareholder until the name of the transferee is entered in the Register in respect of the relevant Shares.

40.                            (a)                       The Directors may in their absolute discretion decline to register any transfer of Shares which is not fully paid up or on which the Company has a lien.

(b)                       The Directors may also, but are not required to, decline to register any transfer of any Share unless:

(i)                           the instrument of transfer is lodged with the Company, accompanied by the certificate (if any) for the Shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(ii)                        the instrument of transfer is in respect of only one Class of Shares;

(iii)                     the instrument of transfer is properly stamped, if required;

(iv)                    in the case of a transfer to joint holders, the number of joint holders to whom the Share is to be transferred does not exceed four;

(v)                       the Shares transferred are fully paid and free of any lien in favour of the Company; and

(vi)                    any applicable fee of such maximum sum as the Designated Stock Exchanges may determine to be payable, or such lesser sum as the Board may from time to time require, related to the transfer is paid to the Company.

41.                            The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the Register closed at such times and for such periods as the Directors may, in their absolute discretion, from time to time determine, provided always that such registration of transfer shall not be suspended nor the Register of Members closed for more than 30 days in any year.

42.                            All instruments of transfer that are registered shall be retained by the Company. If the Directors refuse to register a transfer of any Shares, they shall within three months after the date on which the instrument of transfer was lodged with the Company send to each of the transferor and the transferee notice of the refusal.

TRANSMISSION OF SHARES

43.         The legal personal representative of a deceased sole holder of a  Share  shall  be  the  only Person recognised by the Company as having any title to the Share. In the case of a Share registered in the name of two or more holders, the survivors or survivor, or the legal personal representatives of the deceased survivor, shall be the only Person recognised by the Company as having any title to the Share.

44.         Any Person becoming entitled to a Share in consequence of the death or bankruptcy of a Shareholder shall upon such evidence being produced as may from time to time be required by the Directors, have the right either to be registered as a Shareholder in respect of the Share or, instead of being registered himself, to make such transfer of the Share as the deceased or bankrupt Person could have made; but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the deceased or bankrupt Person before the death or bankruptcy.

45.         A Person becoming entitled to a Share by reason of the death or bankruptcy of a Shareholder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered Shareholder, except that he shall not, before being registered as a Shareholder in respect of the Share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company, provided however, that the Directors may at any time give notice requiring any such Person to elect either to be registered himself or to transfer the Share, and if the notice is not complied with within ninety days,  the Directors may thereafter withhold payment of all dividends, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

ALTERATION OF SHARE CAPITAL

46.                            The Company may by Ordinary Resolution:

(a)                       increase its share capital by such sum as the Ordinary Resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine (provided that no such rights, priorities or privileges affect any right of the Partnership under these Articles);

(b)                       consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;

(c)                        convert all or any of its paid-up Shares into stock, and reconvert that stock into paid-up Shares of any denomination;

(d)                       by subdivision of its existing Shares or any of them divide the whole or any part of its share capital into Shares of smaller amount than is fixed by the Memorandum or into Shares without par value; and

(e)                        cancel any Shares that at the date of the passing of the Ordinary Resolution have not been taken or agreed to be taken by any Person and diminish the amount of its share capital by the amount of the Shares so cancelled.

47.                            All new Shares created in accordance with the provisions of the preceding Article shall be subject to the same provisions of the Articles with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the Shares in the original share capital.

48.         Subject to the provisions of the Statute and the provisions of the Articles  as  regards  the matters to be dealt with by Ordinary Resolution, the Company may by Special Resolution:

(a)                       change its name;

(b)                       alter or add to the Articles;

(c)                        alter or add to the Memorandum with respect to any objects, powers or other matters specified therein; and

(d)                       reduce its share capital or any capital redemption reserve fund.

REDEMPTION, PURCHASE AND SURRENDER OF SHARES

49.                            Subject to the provisions of the Statute, the Company may issue Shares that are to be redeemed or are liable to be redeemed at the option of the Shareholder or the Company. The redemption of such Shares shall be effected in such manner and upon such terms as the Board may determine before the issue of such Shares.

50.         Subject to the provisions of the Statute, the Company may, by agreement with the relevant Shareholder, repurchase its own Shares  (including  any  redeemable  Shares)  provided  that the manner and terms of such purchase have been approved by the Directors or by Ordinary Resolution (provided further that no repurchase may be made contrary to the terms or manner recommended by the Directors).

51.         The Company may make a payment in respect of the redemption or repurchase of its own Shares in any manner permitted by the Statute, including out of capital.

52.                            The Directors may accept the surrender for no consideration of any fully paid Share.

TREASURY SHARES

53.                            The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.

54.         The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

GENERAL MEETINGS

55.                            All general meetings other than annual general meetings shall be called extraordinary general meetings.

56.                            (a)                       The Company may in each year hold a general meeting as its annual general meeting and shall specify the meeting as such in the notices calling it. The annual  general meeting shall be held at such time and place as may be determined by the Directors.

(b)                       At these meetings the report of the Directors (if any) shall be presented.

57.                            (a)                       The Board or the Chairman may call general meetings, and they shall on a Shareholders’ requisition forthwith proceed to convene an extraordinary general meeting of the Company.

(b)                       A Shareholders’ requisition is a requisition of Shareholders holding at the  date  of deposit of the requisition in aggregate not less than one-third of the voting rights of such of the issued Shares of the Company as at that date of the deposit carries the right of voting at general meetings of the Company.

(c)                        The requisition must state the objects of the meeting, set forth a form of any resolutions proposed by the requisitionists for consideration at the meeting and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

(d)                       If the Directors do not within 21 days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further 21 days, the requisitionists, or any of them representing more than one-half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three months after the expiration of 21 days from the date of the deposit of the requisition.

(e)                        A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

(f)                         Notwithstanding any other provision of the Articles, the Shareholders who requisition a meeting:

(i)                           may propose only Ordinary Resolutions to be considered and voted upon at such meeting; and

(ii)                        shall  have  no  right  to  propose  any  resolutions  with  respect  to  the  election, appointment or removal of Directors or with respect to the size of the Board.

(g)                        Save as set out in this Article 57, the Shareholders have no right to propose resolutions to be considered or voted upon at annual general meetings or extraordinary general meetings of the Company.

NOTICE OF GENERAL MEETINGS

58.                     At least 10 days’ advance notice but not more than 60 days’ advance notice shall be given for any general meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place (except in the case of a Virtual Meeting), the day and the hour of the meeting as determined by the Board and the general nature of the business and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Board, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of these Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)                      in the case of an annual general meeting by all the Shareholders (or their proxies) entitled to attend and vote thereat; and

(b)                      in the case of an extraordinary general meeting by a majority in number of the Shareholders (or their proxies) having a right to attend and vote at the meeting, being a majority together holding not less than 95% in par value of the Shares giving that right.

59.                     The accidental omission to give notice of a meeting to or the non-receipt of a notice of a meeting by any Shareholder shall not invalidate the proceedings at any meeting.

PROCEEDINGS AT GENERAL MEETINGS

60.                     No business shall be transacted at any general meeting unless a quorum of Shareholders is Present at the time when the meeting proceeds to business. The quorum required for a general meeting of Shareholders is the Presence of at least one Shareholder entitled to vote, holding in aggregate not less than one-third of the voting power of the Shares in issue carrying a right to vote at such meeting.

61.                     If within half an hour from the time appointed for the meeting a quorum is not Present, the meeting, if convened upon the requisition of Shareholders, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week, at the same time and place, and if at the adjourned meeting a quorum is not Present within half an hour from the time appointed for the meeting the Shareholder or Shareholders Present and entitled to vote shall form a quorum.

62.                     If the Directors so determine in respect of a specific general meeting or all general meetings of the Company, Presence at the relevant general meeting may be by means of Communication Facilities. In addition, the Directors may determine that any general meeting may be held as a Virtual Meeting and this shall be specified in the notice of meeting. The notice of any general meeting at which Communication Facilities may be utilized (including any Virtual Meeting) must set forth the Communications Facilities that will be used, including the procedures to be followed by any Shareholder or other participant of the general meeting utilizing such Communication Facilities. In the event that there is a technical failure or impairment in the Communications Facilities or the facilities ancillary thereto, and/or any Person or section of Persons intending to be Present is unable to hear or be heard (or the functional equivalent for those with no or impaired hearing where such is provided for) or claims such to be the case, this shall not, in the absence of bad faith on the part of the Company in respect of such failure or impairment, invalidate the proceedings at the relevant meeting, provided that, in the reasonable opinion of the chairman of the meeting, at least Persons constituting a quorum as provided for in these Articles were capable of hearing and being heard by each other (or functional equivalent for those with no or impaired hearing where this is provided for) at all material times during the meeting. In the event that the chairman of the meeting becomes aware of such failure or impairment at the commencement of or during the general meeting, he may, but is not obliged, to pause (but without adjourning) the proceedings, for such period as he considers reasonable, to allow for the Company and/or its agents to endeavour to rectify such failure or impairment; and at the expiry of such period, the chairman may (but subject to the proviso regarding quorum in the preceding sentence) continue with the general meeting, even if such failure or impairment has not been rectified. The chairman of the meeting is entitled at any point,  but is not obliged, to adjourn the meeting without having such adjournment approved by any procedural motion or other consent of those present at the meeting, and to reconvene it on such terms as he considers appropriate in his discretion, in the event that he considers that a failure or impairment in the Communication Facilities has occurred.

63.                     The Chairman, if any, of the Board shall preside as chairman at every general meeting of the Company.

64.                     If there is no Chairman, or if at any general meeting he is not Present within sixty minutes after the time appointed for holding the meeting or is unwilling to act as chairman,  any Director or Person nominated by the Directors shall preside as chairman, failing which the Shareholders Present shall choose any Person Present to be chairman of that meeting. The Chairman of any general meeting shall be entitled to participate at any such general meeting by Communication Facilities, in which event the following provisions shall apply:

(a)                      he shall be deemed to be Present at the general meeting; and

(b)                      if the Communication Facilities fail to enable the chairman of the general meeting to hear and be heard by other Persons participating in that meeting constituting at least a quorum as provided for in these Articles, in the reasonable opinion of that chairman, then any Director or Person nominated by the Directors shall preside as chairman, failing which the Shareholders Present shall chose any Person Present to be chairman of that meeting.

65.                     The chairman may with the consent of any general meeting at which a quorum is Present (and shall if so directed by the meeting) adjourn a meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting, or adjourned meeting, is adjourned for fourteen days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

66.                     The Directors may cancel or postpone any duly convened general meeting at any time prior to such meeting, except for general meetings requisitioned by the Shareholders in accordance with these Articles, for any reason or for no reason, upon notice in writing to Shareholders. A postponement may be for a stated period of any length or indefinitely as the Directors may determine.

67.                     At any general meeting a resolution put to the vote of the meeting shall be decided on a poll.

68.                     A poll shall be taken in such manner as the chairman directs and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

69.                     In the case of an equality of votes, the chairman of the meeting shall be entitled to a second or casting vote.

70.                     A poll on the election of a chairman of the meeting or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs.

VOTES OF SHAREHOLDERS

71.                     Subject to any rights and restrictions for the time being attached to any Share, every holder of an Ordinary Share and every Person representing a holder of an Ordinary Share by proxy shall have one (1) vote for each Ordinary Share of which such Person or the Person represented by proxy is the holder.

72.                     In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register.

73.                     A Shareholder of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote in respect of Shares carrying the right to vote held by him, by his committee, or other Person in the nature of a committee appointed by that court, and any such committee or other Person, may vote in respect of such Shares by proxy.

74.                     No Shareholder shall be entitled to vote at any general meeting of the Company unless all calls, if any, or other sums presently payable by him in respect of Shares carrying the right to vote held by him have been paid.

75.                     Votes may be given either personally or by proxy.

76.                     The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing or, if the appointor is a corporation, either under Seal or under the hand of an officer or attorney duly authorized. A proxy need not be a Shareholder.

77.                     An instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve.

78.                     The instrument appointing a proxy shall be deposited at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company.

79.                     If both a Shareholder who has appointed a proxy pursuant to the Voting Agreement and the proxy appointed by that Shareholder attend a general meeting and the proxy casts a vote, the vote cast by the proxy, rather than any vote cast by the Shareholder personally, shall be counted to the exclusion of any vote purportedly cast by the Shareholder.

80.                     A resolution in writing signed by all the Shareholders for the time being entitled to receive notice of and to attend and vote at general meetings of the Company (or being corporations by their duly authorized representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

CORPORATIONS ACTING BY REPRESENTATIVES AT MEETINGS

81.                     Any corporation which is a Shareholder or a Director may by resolution of its directors or other governing body authorize such Person as it thinks fit to act as its representative at any meeting of the Company or of any meeting of holders of a Class or of the Directors or of a committee of Directors, and the Person so authorized shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Shareholder or Director.

CLEARING HOUSES

82.                     If a clearing house (or its nominee) is a Shareholder of the Company it may, by resolution of its directors or other governing body or by power of attorney, authorize such Person or Persons as it thinks fit to act as its representative or representatives at any general meeting of the Company or at any general meeting of any class of Shareholders of the Company provided that, if more than one Person is so authorized, the authorization shall specify the number and class of Shares in respect of which each such Person is so authorized. A Person so authorized pursuant to this Article shall be entitled to exercise the same powers on behalf of the clearing house (or its nominee) which he represents as that clearing house (or its nominee) could exercise if it were an individual Shareholder holding the number and Class of Shares specified in such authorization.

DIRECTORS

83.                     The Board shall consist of such number of Directors as the Board may determine from time to time, provided that, unless otherwise determined by the Shareholders in a general meeting acting by Ordinary Resolution, the Board shall consist of not less than nine Directors for so long as SoftBank has the right to nominate a Director, and if SoftBank no longer has such right, not less than seven Directors. In no event shall the Board consist of less than five Directors. The Board may expand the number of Directors on the Board, subject to any maximum number determined from time to time by the Board with the approval of the Shareholders at a general meeting acting by Ordinary Resolution.

84.                     In the event of a vacancy due to an increase in the size of the Board, the party entitled to designate a Director nominee to stand for election with respect to such newly created seat on the Board at the next annual general meeting of Shareholders pursuant to Article 90 hereof shall be entitled to appoint any Person as an interim Director to fill such vacancy until the next annual general meeting of Shareholders after such appointment.

85.                     For so long as the Partnership Condition is satisfied,  notwithstanding anything in Article 83 or Article 84 to the contrary, if at any time the total number of Directors on the Board nominated or appointed by the Partnership is less than a simple majority for any reason, including because a Director previously nominated by the Partnership ceased to be a Director or because the Partnership had previously not exercised its right to nominate or appoint a simple majority of the total number of Directors on the Board pursuant to Article 90 hereof, the Partnership shall be entitled (in its sole discretion) to nominate or appoint such number of additional Directors to the Board as necessary to ensure that the Directors nominated or appointed by the Partnership comprise a simple majority of the total number of Directors on the Board. The appointment of additional Directors to the Board pursuant to this Article 85 shall become effective upon the delivery by the Partnership of a written notice (duly executed by the Partnership’s General Partner on behalf of the Partnership) to the Company, without the requirement for any further vote or approval by the Shareholders or the Board and, if necessary, notwithstanding the provisions of Article 83, the number of Directors on the Board shall automatically be increased to allow for the appointment of such additional Directors.

86.                     For so long as Shares or ADSs are listed on a Designated Stock Exchange, the Directors shall include at least such number of Independent Directors as applicable law, rules or regulations or the Designated Stock Exchange Rules require as determined by the Board.

87.                     The Board shall have a Chairman elected and appointed by a majority of the Directors then in office. The period for which the Chairman shall hold office shall also be determined by a majority of all of the Directors then in office. The Chairman shall preside as chairman at every meeting of the Board. To the extent the Chairman is not present at a meeting of the Board within sixty minutes after the time appointed for holding the same, the attending Directors may choose one of their number to be the chairman of the meeting.

88.                     The Board shall be divided into three groups designated as Group I, Group II and Group III, with, as nearly equal a number of Directors in each group as possible. Subject to the preceding sentence, (i) the Partnership shall have the right to determine the number of Directors in each group with respect to Directors added to the Board pursuant to Article 85 hereof and (ii) the Board shall determine the number of Directors in each group in all other circumstances. Directors assigned to Group I shall initially serve until the first annual general meeting following the Articles Effectiveness Date. Directors assigned to Group II shall initially serve until the second annual general meeting following the Articles Effectiveness Date; and Directors assigned to Group III shall initially serve until the third annual general meeting following the Articles Effectiveness Date. Commencing with the first annual general meeting following the Articles Effectiveness Date, Directors elected to succeed those Directors of the group the term of which shall then expire shall be elected for a term of office to expire at the third succeeding annual general meeting after their election. Upon the Articles Effectiveness Date Joseph C. Tsai, Michael Evans and Jonathan Zhaoxi Lu shall be the initial Group I Directors, Daniel Yong Zhang, Chee Hwa Tung and Jerry Yang shall be the initial Group II Directors and Jack Yun Ma, Masayoshi Son and Walter Teh Ming Kwauk shall be the initial Group III Directors. At such time, Jack Yun Ma, Jonathan Zhaoxi Lu, Joseph C. Tsai and Daniel Yong Zhang and shall be designated as nominees of the Partnership and Masayoshi Son shall be designated as the nominee of SoftBank for all purposes hereunder.

89.                     Each Director shall hold office until his successor is duly elected or appointed or his earlier resignation or removal notwithstanding any agreement between the Company and such Director (but without prejudice to any claim for damages under such agreement).

90.                     Director nominees shall be elected by an Ordinary Resolution of Shareholders at each annual general meeting of the Company to fill the seats of those Directors whose terms expire at such annual general meeting. The persons to stand for election shall be nominated as follows:

(a)                      For so long as the Partnership Condition is satisfied, the Partnership shall have the right to nominate up to such number of persons who shall stand for election as Directors as may be required to ensure that Directors nominated or appointed by the Partnership shall constitute a simple majority of the total number of Directors on the Board, with as equal a number of such nominated Directors assigned to each group of Directors as possible.

(b)                      SoftBank shall have the right to nominate one Person to stand for election as a Director belonging to Group III for so long as SoftBank, together with any SoftBank Affiliates, holds Ordinary Shares or ADSs representing at least 15% of the outstanding Ordinary Shares.

(c)                       For so long as the Partnership Condition is satisfied, the nominating and corporate governance committee shall have the right to nominate the Persons who shall stand for election as Directors for the remainder of the places then available for election to the Board (including any vacancies resulting for the failure of the Partnership to nominate or appoint the maximum number of Directors permitted pursuant to subsection (a) of this Article);

(d)                      Upon a failure to satisfy the Partnership Condition (and subject to subsection (b) of this Article), the Board shall have the right to nominate the Persons who shall stand for election as Directors for the remainder of the places then available for election to the Board.

91.                     If a Director nominee is not elected by the Shareholders or a Director ceases to serve as a member of the Board for any reason, the party entitled pursuant to Article 90 to nominate or appoint such person, as applicable (regardless of whether such person was in fact nominated or appointed by such party), shall have the right to appoint a different person to serve as an interim Director of the class in which the vacancy exists until the next annual general meeting of the Company. At the next annual general meeting after such appointment, the party entitled to appoint such interim Director (regardless of whether such person was in fact nominated or appointed by such party) shall have the right to nominate a person (who, in the case of the Partnership, cannot be the original nominee) to stand for election for the remainder of the term of the group of Directors to which the original nominee would have belonged or the former Director belonged, as applicable.

92.                     All Director nominations and appointments by the Partnership, SoftBank, and the nominating and corporate governance committee shall become effective upon the delivery by the nominating or appointing party of a written notice (duly executed by the Partnership’s General Partner on behalf of the Partnership, an authorized representative of SoftBank, or a majority of members of the nominating and corporate governance committee, as the case may) be to the Company, without the requirement for any further vote or approval by the Shareholders or the Board.

93.                     The Partnership may not transfer or otherwise delegate or give a proxy to any third party with respect to its right to nominate Directors.

94.                     Subject to subsections (a) through (c) of Article 115:

(a)                      for so long as the Partnership Condition is satisfied, the Directors nominated or appointed by the Partnership are subject to removal, with or without cause, only by the Partnership;

(b)                      for so long as SoftBank, together with any SoftBank Affiliates, holds Ordinary Shares or ADSs representing at least 15% of the outstanding Ordinary Shares, the Director nominated or appointed by SoftBank shall be subject to removal, with or without cause, only by SoftBank;

(c)                       except as described in subsections (a) and (b) of this Article, so long as the Partnership Condition is satisfied any Director may be removed for cause only by a vote of the majority of the Board upon the recommendation of the nominating and corporate governance committee; and

(d)                      Upon a failure to satisfy the Partnership Condition, any Director (subject to subsection (b) of this Article) may be removed by Ordinary Resolution, with or without cause.

95.                     The Board may, from time to time, and except as required by applicable law or the Designated Stock Exchange Rules, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives of the Company, which shall be intended to set forth the guiding principles and policies of the Company and the Board on various corporate governance related matters as the Board shall determine by resolution from time to time.

96.                     A Director shall not be required to hold any Shares in the Company by way of qualification. A Director who is not a Shareholder of the Company shall nevertheless be entitled to attend and speak at general meetings.

97.                     The remuneration of the Directors shall be determined by the Board.

98.                     The Directors shall be entitled to be paid their travelling, hotel and other expenses properly incurred by them in going to, attending and returning from meetings of the Directors, or any committee of the Directors, or general meetings of the Company, or otherwise in connection with the business of the Company, or to receive such fixed allowance in respect thereof as may be determined by the Directors from time to time, or a combination partly of one such method and partly the other.

99.                     Any Director may in writing appoint another person to be his proxy to attend and vote on his behalf in accordance with the provisions set forth in this Article at any meeting of the Board at which he is unable to be present. A proxy who attends such a meeting shall be counted in the quorum. Every such proxy shall be entitled to attend and vote in such appointing Director’s place when the appointing Director is not personally present at such meeting; provided, that, prior to each meeting of the Board at which the proxy is to vote, the Director shall instruct the proxy as to the manner in which he is to cast the vote and shall inform the Board accordingly and the proxy shall be entitled to cast a vote on behalf of the Director only in accordance with such instructions. Where the proxy is a Director he shall be entitled to have such separate vote on behalf of the Director for which he is acting as proxy in addition to his own vote. A Director may at any time in writing revoke the appointment of a proxy appointed by him. Such proxy shall not be an officer of the Company and shall be deemed to be the agent of the Director appointing him. The remuneration of such proxy shall be payable out of the remuneration of the Director appointing him and the proportion thereof shall be agreed between them. The signature of a proxy to any resolution in writing of the Directors or a committee thereof shall, unless the terms of the appointment provides to the contrary, be as effective as the signature of the Director appointing him as proxy. For the avoidance of doubt, any Director that has the right to attend any meeting of a committee established by the Board pursuant to Article 106 or Article 107 (including as a non-voting observer) may appoint a proxy to act in his place at such meeting pursuant to this Article 99, and the terms of this Article 99 shall apply to such proxy without limitation. Where the Director appointing a proxy is an Interested Director in respect of a matter to be considered at a meeting of the Board, the Interested Director shall procure that the proxy declares the nature of his interest at such meeting and the proxy may be counted in the quorum but shall not be entitled to vote on behalf of the Interested Director in respect of any contract or proposed contract or arrangement in which such Interested Director is interested. For the avoidance of doubt, a person who is appointed a proxy shall not in consequence thereof become an Indemnified Person.

POWERS AND DUTIES OF DIRECTORS

100.              Subject to the Companies Law and these Articles, the business of the Company shall be managed by the Directors, who may pay all expenses incurred in setting up and registering the Company and may exercise all powers of the Company.

101.              The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the three next following Articles shall not limit the general powers conferred by this Article.

102.              The Directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any Person to be a member of such committees or local boards and may appoint any managers or agents of the Company and may fix the remuneration of any such Person.

103.              Subject to these Articles, the Directors may from time to time appoint any Person, whether or not a Director, to hold such office in the Company as the Directors may think necessary for the administration of the Company, including but not limited to, the office of president, chief executive officer, chief financial officer, chief operating officer,  chief risk officer, chief technology officer, one or more vice-presidents, treasurer, assistant treasurer, manager or controller, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit. Any Person so appointed by the Directors may be removed by the Directors.

104.              No resolution passed by the Company in general meeting shall invalidate any prior act of the Directors that would have been valid if that resolution had not been passed.

105.              The Directors may appoint any Person to be a Secretary (and if need be an assistant Secretary or assistant Secretaries) who shall hold office for such term, at such remuneration and upon such conditions and with such powers as they think fit. Any Secretary or assistant Secretary so appointed by the Directors may be removed by the Directors or by the Company by Ordinary Resolution.

106.              Subject to Article 107 hereof, the Board may establish and delegate any of its powers to committees consisting of such Persons as it thinks fit; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Board; provided, that, for so long as SoftBank has the right to nominate one Person to stand for election as a Director pursuant to Article 90(b), the Director nominated or appointed by SoftBank shall be entitled to (a) receive the same notice of meetings of each committee of the Board as is provided to members of such committees, (b) receive copies of all materials distributed to committee members generally in connection with such meetings, in each case at the same time that such notice and such materials are provided to committee members, and (c) upon prior notice to the relevant committee, attend, observe and participate in any discussions (but not participate in any vote, consent or other action) at any meeting of a committee to which such Director has not been appointed by the Board; provided, further, that such Director may be excluded from any such committee meeting or portion thereof and may be prohibited from receiving any related materials or portion thereof, to the extent (x) required by Law, (y) any communication from counsel protected by attorney-client privilege will be delivered during such meeting or in such materials and the presence or receipt, as applicable, of such Director would be reasonably likely to cause such communication to not be privileged, or (z) the Board determines in good faith that there exists, with respect to the subject matter of such committee meeting or related materials, an actual or potential conflict of interest between such Director or SoftBank and the Company such that a similarly positioned member of such committee would be recused from such matter in accordance with these Articles or any corporate governance guidelines, charter of such committee, code of ethics, code of conduct, related party transaction policy or other statement of governance or ethical principles adopted by the Company or the Board.

107.              The Board shall establish an audit committee, a compensation committee and a nominating and corporate governance committee. Each of these committees shall be empowered to do all things necessary to exercise the rights of such committee set forth in these Articles and shall have such powers as the Board may delegate pursuant to Article 106.  Each of the audit committee, the compensation committee and the nominating and corporate governance committee shall consist of at least three Directors (or such larger minimum number as may be required from time to time by the Designated Stock Exchange Rules); provided, that, for so long as SoftBank has the right to nominate one Person to stand for election as a Director pursuant to Article 90(b), the observation rights granted to the Director nominated or appointed by SoftBank pursuant to Article 106 shall apply to each of the audit committee, the compensation committee and the nominating and corporate governance committee. The majority of the committee members on each of the compensation committee and nominating and corporate governance committee shall be Independent Directors. The audit committee shall be made up of such number of Independent Directors as required from time to time by the Designated Stock Exchange Rules or otherwise required by applicable law.

108.              The Directors may from time to time and at any time by power of attorney (whether under Seal or under hand) or otherwise appoint an Attorney or Authorized Signatory for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of Persons dealing with any such Attorney or Authorized Signatory as the Directors may think fit, and may also authorize any such Attorney or Authorized Signatory to delegate all or any of the powers, authorities and discretion vested in him.

109.              The Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorize the members for the time being of any such local board, or any of them to fill any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any Person so appointed and may annul or vary any such delegation, but no Person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

110.              Any such delegates as aforesaid may be authorized by the Directors to sub-delegate all or any of the powers, authorities, and discretion for the time being vested in them.

BORROWING POWERS OF DIRECTORS

111.              The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

THE SEAL

112.              The Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of the Seal and if given after may be in general form confirming a number of affixings of the Seal. The Seal shall be affixed in the presence of a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose and every Person as aforesaid shall sign every instrument to which the Seal is so affixed in their presence.

113.              The Company may maintain a facsimile of the Seal in such countries or places as the Directors may appoint and such facsimile Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of such facsimile Seal and if given after may be in general form confirming a number of affixings of such facsimile Seal. The facsimile Seal shall be affixed in the presence of such Person or Persons as the Directors shall for this purpose appoint and such Person or Persons as aforesaid shall sign every instrument to which the facsimile Seal is so affixed in their presence and such affixing of the facsimile Seal and signing as aforesaid shall have the same meaning and effect as if the Seal had been affixed in the presence of and the instrument signed by a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose.

114.              Notwithstanding the foregoing, a Secretary or any assistant Secretary shall have the authority to affix the Seal, or the facsimile Seal, to any instrument for the purposes of attesting authenticity of the matter contained therein but which does not create any obligation binding on the Company.

DISQUALIFICATION OF DIRECTORS

115.              The office of any Director shall be vacated, if the Director:

(a)                       becomes bankrupt or makes any arrangement or composition with his creditors generally;

(b)                       dies or is found to be of unsound mind;

(c)                        resigns his office by notice in writing to the Company;

(d)                       is removed from office pursuant to any other provision of these Articles.

PROCEEDINGS OF DIRECTORS

116.              The Directors may meet together (either within or without the Cayman Islands) for the despatch of business, adjourn, and otherwise regulate their meetings and proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. At any meeting of the Directors, each Director present shall be entitled to one vote. In case of an equality of votes the Chairman shall have a second or casting vote. A Director may, and a Secretary or assistant Secretary on the requisition of a Director shall, at any time summon a meeting of the Directors.

117.              A Director may participate in any meeting of the Directors, or of any committee appointed by the Directors of which such Director is a member, by means of telephone video-conference facility or similar communication equipment by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

118.              The quorum necessary for the transaction of the business of the Directors may be fixed by the Board, and unless so fixed at another number, the quorum shall be a majority of the Directors then in office.

119.              Any Interested Director shall declare the nature of his interest at a meeting of the Directors. A general notice given to the Directors by any Director to the effect that he is affiliated with any specified Person and is to be regarded as interested in any contract which may thereafter be made with that Person shall be deemed a sufficient declaration of interest in regard to any contract so made. An Interested Director shall be counted in the quorum but shall not be entitled to vote in respect of any contract or proposed contract or arrangement in which he is interested. Except with the prior approval of a majority of the non-Interested Directors, the Company will not, and will cause each of its Subsidiaries not to, enter into or engage in any transaction or agreement to which the Company or any of its Subsidiaries, on the one hand, and any such Interested Director or Person affiliated with such Interested Director, on the other hand, are parties or receive any direct or indirect economic or other benefits (except to the extent of their pro rata share in benefits accruing to other Shareholders of the Company).

120.              Subject to any corporate governance policies adopted by the Board, a Director may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and no Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested, be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realized by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relation thereby established. Subject to any corporate governance policies adopted by the Board, a Director, notwithstanding his interest, may be counted in the quorum present at any meeting of the Directors whereat he or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged and he may vote on any such appointment or arrangement.

121.              The Directors shall cause minutes to be made for the purpose of recording:

(a)                       all appointments of officers made by the Directors;

(b)                       the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and

(c)                        all resolutions and proceedings at all meetings of the Company, and of the Directors and of committees of Directors.

122.              When the Chairman and the Secretary of a meeting of the Directors signs the minutes of such meeting the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings, provided always that a proper notice of the meeting (i) has been given to all Directors or (ii) has been waived or the Directors have consented to holding the meeting, or minutes thereof have been approved, by such Director(s).

123.              A resolution in writing signed by all the Directors or all the members of a committee of Directors entitled to receive notice of a meeting of Directors or committee of Directors, as the case may be, shall be as valid and effectual as if it had been passed at a duly called and constituted meeting of Directors or committee of Directors, as the case may be. When signed a resolution may consist of several documents each signed by one or more of the Directors.

124.              The continuing Directors may act notwithstanding any vacancy in their body but if and for so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number, or of summoning a general meeting of the Company, but for no other purpose.

125.              The Directors may elect a chairman of their meetings and determine the period for which he is to hold office but if no such chairman is elected, or if at any meeting the chairman is not present within fifteen minutes after the time appointed for holding the meeting, the Directors present may choose one of their number to be chairman of the meeting.

126.              The Board shall designate a chairman of any committee established by Board. If no such chairman is elected, or if at any meeting the chairman is not present within sixty minutes after the time appointed for holding the meeting, the committee members present may choose one of their number to be chairman of the meeting.

127.              A committee established by the Directors may meet and adjourn as it thinks proper. Subject to any regulations imposed on it by the Directors, questions arising at any meeting shall be determined by a majority of votes of the committee members present and in case of an equality of votes the chairman shall have a second or casting vote.

128.              All acts done by any meeting of the Directors or of a committee of Directors, or by any Person acting as a Director, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or Person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such Person had been duly appointed and was qualified to be a Director.

PRESUMPTION OF ASSENT

129.              A Director of the Company who is present at a meeting of the Board at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

DIVIDENDS

130.              Subject to any rights and restrictions for the time being attached to any Shares, the Directors may from time to time declare dividends (including interim dividends) and other distributions on Shares in issue and authorize payment of the same out of the funds of the Company lawfully available therefor.

131.              Subject to any rights and restrictions for the time being attached to any Shares, the Company by Ordinary Resolution may declare dividends, but no dividend shall exceed the amount recommended by the Directors.

132.              Except in so far as the rights attaching to, or the terms of issue of, any Share otherwise provide:

(a)                       all dividends shall be declared and paid according to the amounts paid up on the Shares in respect of which the dividend is paid, but no amount paid up on a Share in advance of calls shall be treated for the purposes of this Article as paid up on the Share; and

(b)                       all dividends shall be apportioned and paid pro rata according to the amounts paid up on the Shares during any portion or portions of the period in respect of which the dividend is paid.

133.              The Directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of the Directors be applicable for meeting contingencies, or for equalizing dividends or for any other purpose to which those funds may be properly applied and pending such application may in the absolute discretion of the Directors, either be employed in the business of the Company or be invested in such investments (other than Shares of the Company) as the Directors may from time to time think fit.

134.              Any dividend payable in cash to the holder of Shares may be paid in any manner determined by the Directors. If paid by check it shall be sent by mail addressed to the holder at his address in the Register, or addressed to such Person and at such addresses as the holder may direct. Every such check or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the Register in respect of such Shares, and shall be sent at his or their risk and payment of the check or warrant by the bank on which it is drawn shall constitute a good discharge to the Company.

135.              The Directors may determine that a dividend shall be paid wholly or partly by the distribution of specific assets (which may consist of the shares or securities of any other company) and may settle all questions concerning such distribution; provided, that the fair value of such specific assets shall be determined and fixed by a majority of the Independent Directors.

136.              Subject to any rights and restrictions for the time being attached to any Shares, all dividends shall be declared and paid according to the amounts paid up on the Shares, but if and for so long as nothing is paid up on any of the Shares dividends may be declared and paid according to the par value of the Shares. No amount paid on a Share in advance of calls shall, while carrying interest, be treated for the purposes of this Article as paid on the Share.

137.              If several Persons are registered as joint holders of any Share, any of them may give effectual receipts for any dividend or other moneys payable on or in respect of the Share.

138.              No dividend shall bear interest against the Company.

139.              Any dividend unclaimed after a period of six years from the date of declaration of such dividend may be forfeited by the Board and, if so forfeited, shall revert to the Company.

ACCOUNTS, AUDIT AND ANNUAL RETURN AND DECLARATION

140.              The books of account relating to the Company’s affairs shall be kept in such manner as may be determined from time to time by the Directors.

141.              The books of account shall be kept at the Registered Office, or at such other place or places as the Directors think fit, and shall always be open to the inspection of the Directors.

142.              The Directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Shareholders not being Directors, and no Shareholder (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by applicable law or authorized by the Directors or by Ordinary Resolution.

143.              The accounts relating to the Company’s affairs shall be audited in such manner and with such financial year end as may be determined from time to time by the Directors or failing any determination as aforesaid shall not be audited.

144.              The Directors may appoint an auditor of the Company who shall hold office until removed from office by a resolution of the Directors and may fix his or their remuneration.

145.              Every auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and Officers of the Company such information and explanation as may be necessary for the performance of the duties of the auditors.

146.              Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment, and at any time during their term of office, upon request of the Directors or any general meeting of the Shareholders.

147.              The Directors in each year shall prepare, or cause to be prepared, an annual return and declaration setting forth the particulars required by the Companies Law and deliver a copy thereof to the Registrar of Companies in the Cayman Islands.

CAPITALIZATION

148.              Subject to the Companies Law, the Directors may:

(a)                       resolve to capitalize an amount standing to the credit of reserves (including a Share Premium Account, capital redemption reserve and profit and loss account), whether or not available for distribution;

(b)                       appropriate the sum resolved to be capitalized to the Shareholders in proportion to the nominal amount of Shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards:

(i)                           paying up the amounts (if any) for the time being unpaid on Shares held by them respectively, or

(ii)                        paying up in full unissued Shares or debentures of a nominal amount equal to that sum,

and allot the Shares or debentures, credited as fully paid, to the Shareholders (or as they may direct) in those proportions, or partly in one way and partly in the other, but the Share Premium Account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued Shares to be allotted to Shareholders credited as fully paid;

(c)                        make any arrangements they think fit to resolve a difficulty arising in the distribution of a capitalised reserve and in particular, without limitation, where Shares or debentures become distributable in fractions the Directors may deal with the fractions as they think fit;

(d)                       authorize a Person to enter (on behalf of all the Shareholders concerned) into an agreement with the Company providing for either:

(i)                           the allotment to the Shareholders respectively, credited as fully paid, of Shares or debentures to which they may be entitled on the capitalisation, or

(ii)                        the payment by the Company on behalf of the Shareholders (by the application of their respective proportions of the reserves resolved to be capitalised) of the amounts or part of the amounts remaining unpaid on their existing Shares, and any such agreement made under this authority being effective and binding on all those Shareholders; and

(e)                        generally do all acts and things required to give effect to the resolution.

SHARE PREMIUM ACCOUNT

149.              The Directors shall in accordance with the Companies Law establish a Share Premium Account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any Share.

150.              There shall be debited to any Share Premium Account on the redemption or purchase of a Share the difference between the nominal value of such Share and the redemption or purchase price provided always that at the discretion of the Directors such sum may be paid out of the profits of the Company or, if permitted by the Companies Law, out of capital.

NOTICES

151.              Except as otherwise provided in these Articles, and subject to the rules of the Designated Stock Exchanges, any notice or document may be served by the Company or by the Person entitled to give notice to any Shareholder either personally, or by posting it airmail or air courier service in a prepaid letter addressed to such Shareholder at his address as appearing in the Register, or by electronic mail to any electronic mail address such Shareholder may have specified in writing for the purpose of such service of notices, or by facsimile or by placing it on the Company’s Website should the Directors deem it appropriate provided that the Company has obtained the Shareholder’s prior express positive confirmation in writing to receive notices in such manner. In the case of joint holders of a Share, all notices shall be given to that one of the joint holders whose name stands first in the Register in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

152.              Notices posted to addresses outside the Cayman Islands shall be forwarded by prepaid airmail.

153.              Any Shareholder present, either personally or by proxy, at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

154.              Any notice or other document, if served by:

(a)                       post, shall be deemed to have been served five days after the time when the letter containing the same is posted;

(b)                       facsimile, shall be deemed to have been served upon production by the transmitting facsimile machine of a report confirming transmission of the facsimile in full to the facsimile number of the recipient;

(c)                        recognized courier service, shall be deemed to have been served 48 hours after the time when the letter containing the same is delivered to the courier service;

(d)                       electronic mail, shall be deemed to have been served immediately upon the time of the transmission by electronic mail; or

(e)                        placing it on the Company’s Website, shall be deemed to have been served 12 hours after the notice or document is placed on the Company’s Website.

In proving service by post or courier service it shall be sufficient to prove that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier service.

155.              Any notice or document delivered or sent by post to or left at the registered address of any Shareholder in accordance with the terms of these Articles shall notwithstanding that such Shareholder be then dead or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any Share registered in the name of such Shareholder as sole or joint holder, unless his name shall at the time of the service of the notice or document, have been removed from the Register as the holder of the Share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all Persons interested (whether jointly with or as claiming through or under him) in the Share.

156.              Notice of every general meeting of the Company shall be given to:

(a)                       all Shareholders holding Shares with the right to receive notice and who have supplied to the Company an address, facsimile number or e-mail address for the giving of notices to them; and

(b)                       every Person entitled to a Share in consequence of the death or bankruptcy of a Shareholder, who but for his death or bankruptcy would be entitled to receive notice of the meeting.

No other Person shall be entitled to receive notices of general meetings.

INFORMATION

157.              The Board shall be entitled to release or disclose any information in its possession, custody or control regarding the Company or its affairs to any of its Shareholders including, without limitation, information contained in the Register and transfer books of the Company.

INDEMNITY

158.              Each Indemnified Person shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, wilful default or fraud, in or about the conduct of the Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere.

159.              No Indemnified Person shall be liable:

(a)                       for the acts, receipts, neglects, defaults or omissions of any other Director or officer or agent of the Company;

(b)                       for any loss on account of defect of title to any property of the Company;

(c)                        on account of the insufficiency of any security in or upon which any money of the Company shall be invested;

(d)                       for any loss incurred through any bank, broker or other similar Person;

(e)                        for any loss occasioned by any negligence, default, breach of duty, breach of trust, error of judgement or oversight on such Indemnified Person’s part; or

(f)                         for any loss, damage or misfortune whatsoever which may happen in or arise from the execution or discharge of the duties, powers, authorities, or discretions of such Indemnified Person’s office or in relation thereto;

unless the same shall happen through such Indemnified Person’s own dishonesty, willful default or fraud.

160.              The Directors, on behalf of the Company, may purchase and maintain insurance for the benefit of any Director or other officer of the Company against any liability which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the Company.

FINANCIAL YEAR

161.              Unless the Directors otherwise prescribe, the financial year of the Company shall end on the last day of March in each year and shall begin on April 1 in each year.

NON-RECOGNITION OF TRUSTS

162.              No Person shall be recognised by the Company as holding any Share upon any trust and the Company shall not, unless required by law, be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any Share or (except only as otherwise provided by these Articles or as the Companies Law requires) any other right in respect of any Share except an absolute right to the entirety thereof in each Shareholder registered in the Register.

WINDING UP

163.              The Company may be wound up only as follows:

(a)                       if the winding up is initiated by the Board, by a Special Resolution; or

(b)                       if the Company is unable to pay its debts as they fall due, by an Ordinary Resolution; or

(c)                        in any other case, by a Special Resolution, and, for the purposes of any such Special Resolution, the requisite majority shall be 100%.

164.              If the Company shall be wound up the liquidator shall apply the assets of the Company in satisfaction of creditors’ claims in such manner and order as such liquidator thinks fit. Subject to the rights attaching to any Shares, in a winding up:

(a)                       if the assets available for distribution among the Shareholders shall be insufficient to repay the whole of the Company’s issued share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Shareholders in proportion to the par value of the Shares held by them; or

(b)                       if the assets available for distribution among the Shareholders shall be more than sufficient to repay the whole of the Company’s issued share capital at the commencement of the winding up, the surplus shall be distributed among the Shareholders in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise.

165.              If the Company shall be wound up the liquidator may, subject to the rights attaching to any Shares and with the sanction of a Special Resolution of the Company and any other sanction required by the Statute, divide among the Shareholders in kind the whole or any part of the assets of the Company (whether such assets shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Shareholders or different classes of Shareholders. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Shareholders as the liquidator, with the like sanction, shall think fit, but so that no Shareholder shall be compelled to accept any asset upon which there is a liability.

AMENDMENT OF ARTICLES OF ASSOCIATION

166.              Subject to the Companies Law, the Company may at any time and from time to time by Special Resolution alter or amend these Articles in whole or in part.

MERGERS AND CONSOLIDATIONS

167.              The Company shall, with the approval of a Special Resolution, have the power to merge or consolidate with one or more constituent companies (as defined in the Statute), upon such terms as the Directors may determine.

168.              Any merger or consolidation that would adversely affect or alter the rights of the Partnership to nominate or appoint Persons to serve as directors on the board of directors of the surviving company of such merger or consolidation (including the protections of such rights contained in these Articles) shall be deemed a Special Partnership Matter.

169.              In connection with any distribution, dividend or other payment in respect of Ordinary Shares upon a merger, consolidation, change of control, or sale, transfer, lease, exclusive license or other disposition of all or substantially all of the assets of the Company, such distribution, dividend or payment shall be made ratably on a per share basis to the Ordinary Shares.

CLOSING OF REGISTER OR FIXING RECORD DATE

170.              For the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at any meeting of Shareholders or any adjournment thereof, or those Shareholders that are entitled to receive payment of any dividend, or in order to make a determination as to who is a Shareholder for any other purpose, the Directors may provide that the Register shall be closed for transfers for a stated period which shall not exceed in any case 40 calendar days. If the Register shall be so closed for the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders, the Register shall be so closed for at least ten days immediately preceding such meeting and the record date for such determination shall be the date of the closure of the Register.

171.              In lieu of or apart from closing the Register, the Directors may fix in advance a date as the record date for any such determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of the Shareholders, and for the purpose of determining those Shareholders that are entitled to receive payment of any dividend, the Directors may, at or within 90 days prior to the date of declaration of such dividend, fix a subsequent date as the record date for such determination.

172.              If the Register is not so closed and no record date is fixed for the determination of those Shareholders entitled to receive notice of, attend or vote at a meeting of Shareholders or those Shareholders that are entitled to receive payment of a dividend, the date on which notice of the meeting is posted or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Shareholders. When a determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders has been made as provided in this Article, such determination shall apply to any adjournment thereof.

CLAIMS AGAINST THE COMPANY

173.              Unless otherwise determined by a majority of the Board, in the event that (i) any Shareholder (the “Claiming Party”) initiates or asserts any claim or counterclaim (“Claim”) or joins, offers substantial assistance to or has a direct financial interest in any Claim against the Company and (ii) the Claiming Party (or the third party that received substantial assistance from the Claiming Party or in whose Claim the Claiming Party had a direct financial interest) does not obtain a judgment on the merits in which the Claiming Party prevails, then each Claiming Party shall, to the fullest extent permissible by law, be obligated jointly and severally to reimburse the Company for all fees, costs and expenses (including, but not limited to, all reasonable attorneys’ fees and other litigation expenses) that the Company may incur in connection with such Claim.

REGISTRATION BY WAY OF CONTINUATION

174.              The Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

DISCLOSURE

175.              The Directors, or any service providers (including the officers, the Secretary and the registered office agent of the Company) specifically authorized by the Directors, shall be entitled to disclose to any regulatory or judicial authority any information regarding the affairs of the Company including without limitation information contained in the Register and books of the Company.